UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2013

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2013 to June 30, 2013)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s semi-annual business report for the six months ended June 30, 2013 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2012 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services	241,977	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	265,819	Material
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	173,079	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	10,965
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	34,007
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,035,657	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	43,779
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	22,547
Open Innovation Fund	Dec. 22, 2008	Investment partnership	43,394
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	317,613	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	48,956
Service Top Co., Ltd.	Jul 1, 2010	Customer center management services	43,332
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	165,818	Material
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	24,000
SK Planet Co., Ltd.	Oct. 1,2011	Telecommunication and platform services	1,647,965	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	48,493
SK Planet Japan, K.K.	Mar. 14, 2012	Software development and digital contents sourcing services	47
SK Planet Global PTE, LTD.	Aug. 14, 2012	Software development and digital contents sourcing services	636
SK Planet America LLC	Dec. 27, 2012	Software development and digital contents sourcing services	6,669
SK Global Healthcare Business Group	Sep. 14, 2012	Investment	25,784
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	34,120
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	3,454
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	35,233
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics manufacturing	18,915

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2012 (millions of Won)	Material Subsidiary*
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	38,331
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	36,378
YTK Investment Ltd.	Jul. 1, 2010	Investment	64,036	Material
Atlas Investment	Jun. 24, 2011	Investment	51,065	Material

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

A. Corporate Legal Business Name: SK Telecom Co., Ltd.

B. Date of Incorporation: March 29, 1984

C. Location of Headquarters

(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2) Phone: +82-2-6100-2114

(3) Website: http://www.sktelecom.com

D. Major Businesses

(1) Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. As of June 30, 2013, the Company had 570,000 paying subscribers for our mobile IPTV services, which commercially launched in October 2012. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. With increasing video on demand usage and the potential to expand into other business areas such as advertising and shopping, the Company expects that the mobile IPTV services business will grow in the mid- to long-term.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2) Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes multimedia services and IPTV services.

(3) Other businesses

In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 20.6 million subscribers as of June 30, 2013 and which the Company plans to expand globally. With respect to the Company’s commerce business, 11th Street, which continues to gain market share, is a platform service that connects various sellers and purchasers online. In the loyalty marketing business area, the Company provides an increasing number of products involving OK Cashbag points in order to attract new customers and retain existing customers. Since its inception in 1999, OK Cashbag, owned by SK Planet Co., Ltd. (“SK Planet”) continues to be Korea’s largest loyalty mileage program with 36 million members. In the location-based services business area, users of the Company’s T-Map Navigation service reached 17.6 million as of June 30, 2013. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment.

SK Communications Co., Ltd. (“SK Communications”) provides integrated Internet portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of online items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of online digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services.

The Company is also one of the leaders in the music services industry with the continued growth of MelOn, its online music service, and its investments in music distribution and production.

In order to find future growth engines and strengthen the Company’s competitiveness, the Company has made strategic investments in YTK Investment Ltd. and Atlas Investment, both investment fund companies.

See “II-1. Business Overview” for more information.

E. Credit Ratings

(1) Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
December 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2) Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating
December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating
December 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 16, 2011	CP	A1	Korea Ratings	Regular rating
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 18, 2012	CP	A1	Korea Ratings.	Regular rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3) International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A. Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B. Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Meeting of Shareholders held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors.

C. Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D. Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011 ~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2) Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company has a 21.05% equity interest in SK Hynix after the purchase.

[SK Broadband]

(1) Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1) Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd., a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK M&C Co., Ltd. and its subsidiary, SK M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake to SK Planet and merged the company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK M&C Co., Ltd. was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the information and communication technology (“ICT”) capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

[SK Telink]

(1) Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1) Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(2) Disposition of shares

1. Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50 billion principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2. Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3. Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

4. Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1) Issuance of bonds

On April 23, 2013, the Company issued two tranches of fixed-rate unsecured bonds in the principal amounts of Won 230 billion (with an annual interest rate of 3.03% and a maturity date of April 23, 2023) and Won 130 billion (with an annual interest rate of 3.22% and a maturity date of April, 23, 2033).

(2) Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which interest rate is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3) Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. During the six-month period ended June 30, 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$111,731,000 of the convertible notes and the Company delivered 813,483 treasury shares upon conversion. In connection with such conversion, the Company recognized Won 37,364 million in financial costs during the six-month period of June 30, 2013. As of June 30, 2013, 1,607,584 common shares are available for conversion upon the holders’ exercise of their conversion rights.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, SK Broadband did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

[SK Communications]

Leak of personal information

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications. As of June 30, 2013, twenty lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

3. Total Number of Shares

A. Total Number of Shares

(As of June 30, 2013)	(Unit: in shares)

	Share type
Classification	Common shares		Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,237,229	—	10,237,229	—
VI. Number of shares outstanding (IV-V)	70,508,482	—	70,508,482	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

B. Treasury Shares

(1) Acquisitions and dispositions of treasury shares

(As of June 30, 2013)	(Unit: in shares)

Acquisition methods			Type of shares	At the beginning of period	Changes				At the end of period
					Acquired (+)	Disposed (-)		Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—		—	7,086,028
			Preferred shares	—	—	—		—	—
		Direct over-the- counter acquisition	Common shares	—	—	—		—	—
			Preferred shares	—	—	—		—	—
		Tender offer	Common shares	—	—	—		—	—
			Preferred shares	—	—	—		—	—
		Sub-total	Common shares	7,086,028	—	—		—	7,086,028
			Preferred shares	—	—	—		—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—		—	—
			Preferred shares	—	—	—		—	—
		Held in actual stock	Common shares	3,886,710	—	—		—	3,886,710
			Preferred shares	—	—	—		—	—
		Sub-total	Common shares	3,886,710	—	—		—	3,886,710
			Preferred shares	—	—	—		—	—
Other acquisition			Common shares	77,974	—	813,483	*	—	(735,509)
			Preferred shares	—	—	—		—	—
Total			Common shares	11,050,712	—	813,483		—	10,237,229
			Preferred shares	—	—	—		—	—

*	During the first half of 2013, 813,483 common shares were delivered to bondholders upon conversion of the Company’s convertible notes. Of the 10,237,229 treasury shares held by the Company as of June 30, 2013, [1,607,594] shares are deposited with the Korea Securities Depository for delivery upon conversion of the Company’s convertible notes.

4. Status of Voting Rights

(As of June 30, 2013)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,237,229	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,508,482	—
	Preferred share	—	—

5. Dividends and Others

A. Dividends

(1)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(3)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(5)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

B. Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)

Classification		As of and for the six months ended June 30, 2013	As of and for the year ended December 31, 2012	As of and for the year ended December 31, 2011
Par value per share (Won)		500	500	500
Net income		615,609	1,242,767	1,694,363
Net income per share (Won)		8,806	17,832	24,002
Total cash dividend		70,508	655,133	656,533
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		11.5	52.7	38.7
Cash dividend yield ratio (%)	Common share	0.5	6.2	6.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	The above figures were prepared based on separate financial statements. Net income per share means basic net income per share.

*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total cash dividend of Won 655,133 million for the year ended December 31, 2012 includes the total interim dividend amount of Won 69,695 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

II. BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services, Internet portal services and music streaming services, among others.

1. Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON
	Loen Entertainment, Inc.	Online music services, including operation of MelOn, a music portal, as well as production and sale of music albums
	YTK Investment Ltd.	Established to strategically invest in funds in order to find future growth opportunities and strengthen the Company’s competitiveness
Atlas Investment

[Wireless Business]

A. Industry Characteristics

As of June 30, 2013, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the advanced high speed packet access (HSPA+) network commercialized in October 2010 and the LTE network introduced in July 2011, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B. Growth Potential

		(Unit: in 1,000 persons)

Classification		As of June 30, 2013	As of December 31,
			2012	2011	2010	2009
Number of subscribers	SK Telecom	27,140	26,961	26,553	25,750	24,270
	Others (KT, LGU+)	26,960	26,663	25,954	25,062	23,675
	Total	54,100	53,624	52,507	50,767	47,944

*	Source: Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases.

C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)

Classification	As of June 30, 2013	As of December 31,
		2012	2011	2010	2009
Mobile communication services	50.2	50.3	50.6	50.6	50.6

*	Source: Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases.

D. Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As of June 30, 2012, the Company recorded Won 8.28 trillion in revenue and Won 960 billion in operating income on a consolidated basis and Won 6.32 trillion in revenue and Won 950 billion in operating income on a separate basis.

The number of subscribers as of June 30, 2013 was 27.14 million, an increase of approximately 110,000 from the previous quarter. In particular, the number of smartphone subscribers as of June 30, 2013 was 17.30 million, an increase of approximately 650,000 from the previous quarter, including 11 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial LTE-A services on June 26, 2013. By launching various high quality services utilizing the LTE-A network such as group video conference call services, full high definition mobile IPTV streaming services, and ‘T Baseball Multiview,’ which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 16 years, 15 years and 14 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company involved in wholesale, retail and online sales, offers fixed-line and wireless telecommunication products and services to meet the lifestyle needs of customers.

[Fixed-line Business]

A. Industry Characteristics

Mergers among fixed-line operators and wireless operators have accelerated the convergence within the Korean telecommunications industry, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market by introducing call plans with unlimited minutes for both inter- and intra-network calls. In addition, with the spread of smartphones, tablet computers and other devices, and the expansion of LTE service (including the launch of LTE-A services in June 2013), wireless Internet usage has become a norm. As subscribers to various bundled wireless and fixed-line products are continuing to increase, subscribers to IPTV services are rapidly increasing. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers has greatly increased the demand for wireless data transmissions, thereby further emphasizing the importance of fixed-line networks.

The number of subscribers of the Company’s IPTV services has reached over 7 million since the Company launched this service over four years ago and the Company continues to strengthen its position in the pay television market. In addition, with the increase in the number of smartphones, tablet PCs and other mobile devices, new services such as mobile IPTV and N-screen services are expected to grow significantly in the future.

B. Growth Potential

(Unit: in 1,000 persons)

			As of December 31,
Classification		As of June 30, 2013	2012	2011
Fixed-line Subscribers	High-speed Internet	18,530	18,254	17,860
	Fixed-line telephone	17,972	18,459	18,633
	IPTV (real-time)	7,378	6,310	3,591

*	Source: Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases.

C. Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. The accelerated transition to digital TV services as a result of the termination of analog open air TV broadcasting, as well as the entrance of Google Inc. (“Google”) and Apple Inc. (“Apple”) into the television market with their introduction of smart TV products, present opportunities by expanding the market size and increasing consumers’ interests. The Company is strengthening its competitiveness in the TV business by expanding its popular channels, including a new kids’ channel offered exclusively by it and channels broadcasting live MLB games, as well as providing full high definition live broadcasts through its mobile IPTV services using its new LTE-A network.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)

Classification	As of	As of December 31,
	June 30, 2013	2012	2011
High-speed Internet (include resales)	24.1	24.1	23.5
Fixed-line telephone (include VOIP)	16.7	16.5	14.6
IPTV (real-time)	23.1	22.2	19.3

*	Source: Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases.

D. Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in an expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and its efforts to exploit new ICT-based businesses have led to revenue growth and strengthening of its competitiveness in the emerging business-to-business market.

SK Telink provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers through the provision of quality solutions at reasonable prices.

[Other Business]

A. Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity to utilize this database and provide differentiated services to customers.

B. Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C. Domestic and Overseas Market Conditions

(1) Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

Although Internet portal service providers provide more or less identical types of services, including search, social networking, email, news and other content services, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively low entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a highly competitive market environment.

(2) Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population and the strengthening of online business models by off-line operators. The Korean advertising market is expected to grow from Won 9.8 trillion in 2012 to Won 11.7 trillion in 2015. In particular, mobile advertising is expected to grow rapidly to Won 1.0 trillion in 2015, primarily due to the popularity of smartphones and convergence with location-based advertising.

D. Business Overview and Competitive Strengths

SK Planet plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its digital contents business such as T Store and Hoppin, its commerce business such as 11th Street and OK Cashbag, and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1) Digital contents

T Store, launched in September 2009, reached 20.59 million subscribers and cumulative downloads of 1.3 billion as of June 2013, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a global service platform by evolving it into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service, which provides N-screen media service enabling subscribers to enjoy video on demand through a number of N-screen compatible devices, including smartphones, tablets and PCs. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service.

(2) Commerce (Open Market, OK Cashbag)

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also firmly establishing its position as the leader in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 36 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

(3) Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 17.64 million as of June 30, 2013, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(4) Music business

The Company’s online music site, MelOn, has continued to increase its sales and, for the past five years, has been recognized as having the largest market share and the highest brand recognition in the digital music sales market in Korea. The Company currently supports all major smartphone and tablet devices introduced in Korea. The Company is quickly and flexibly responding to the mobile environment by improving the usability of its mobile applications, proactively responding to the release of new devices and continuing to improve its service and maintain its stable operation. The Company has also established a multi-device environment in which users can use MelOn anywhere and anytime, by among other things supporting all five major web browsers, including Explorer, Google Chrome and Safari. The Company is leading the growth of the music industry while respecting the rights of copyright holders. Despite changes in licensing fee requirements, the Company is pioneering new business areas by creating new products and services to meet the needs of a wide range of customers and partnering with various companies. The Company plans to strengthen its leadership in the mobile market and increase the number of its subscribers by providing reliable service operations and continually improving service, offering relevant and special music related contents to its customers and engaging in diverse and differentiated marketing promotion activities.

(5) Social networking services (“SNS”) and Internet portal services

“CyWorld” service, the Company’s social networking website in Korea, had 26 million cumulative subscribers, 12 million monthly net users and 400 million page views as of June 30, 2013. The Company’s instant messenger service, “Nate-On,” had the largest market share of 72.1% in the instant messenger market in Korea with 7 million net users as of June 30, 2013. The Company’s Internet search portal service, “Nate,” had a market share of 5.7% as of June 30, 2013. (Source: Korean Click and Company’s internal data)

•	Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

2. Major Products & Services

A. Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	6,570,302	(79.4%)
Fixed- line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	1,148,936	(13.9%)
Other	SK Planet Co., Ltd , Commerce Planet Co., Ltd , SK Communications Co., Ltd., Loen Entertainment, Inc., YTK Investment Ltd., Atlas Investment	Internet portal service and investment	OK Cashbag, NATE, 11th Street, T Store, T-Map Navigation, MelOn, Cyworld and others	557,621	(6.7%)
Total				8,276,859	(100%)

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds (daytime calls) and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of June 30, 2013, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of June 30, 2013, broadband Internet and TV services comprised 50.3% of SK Broadband’s revenue, telephony service 24.0%, corporate data services 25.1% and other telecommunications services 0.6%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long-term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	T Store, 11th Street, T Map, Hoppin, OK Cashbag and others
Music	Online music production and sales	MelOn and others
Display advertisement	Online advertisement services	Nate, CyWorld, Nate-On
Search advertisement	Online advertisement services	Nate, CyWorld, Nate-On
Contents and others	Pay content sales and other services	Nate, CyWorld, Nate-On

3. Investment Status

[Wireless Business]

A. Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2013	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	6,442	To be determined
Total					21,000	6,442	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2013	2014	2015
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and provision of new services including LTE Multi- Carrier and LTE-A
Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A. Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	First half of 2013	Backbone and subscriber network / others	Expand subscriber networks and facilities	1,202	337	To be determined
Telephone						22
Television						158
Corporate Data				Increase leased-line and integrated information system		517
Others				Expand networks and required space		168
Total						1,202

23

4. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the six months ended June 30, 2013		For the year ended December 31, 2012	For the year ended December 31, 2011
Wireless	Services	Mobile communication	Export	1,907		14,202	1,331
			Domestic	6,568,396		13,204,702	13,074,936
			Subtotal	6,570,303		13,218,904	13,076,267
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	12,773		29,883	28,070
			Domestic	1,136,163		2,163,978	2,103,879
			Subtotal	1,148,936		2,193,861	2,131,949
Other	Services	Display and Search ad., Content	Export	6,971		4,698	12,036
			Domestic	550,650		883,016	706,217
			Subtotal	557,621		887,714	718,253
Total			Export	21,651		48,783	41,437
			Domestic	8,255,210		16,251,696	15,885,032
			Total	[8,276,859	]	16,300,479	15,926,469

(Unit: in millions of Won)

For the six months ended June 30, 2013	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	7,150,041	1,426,555	919,481	9,496,077	1,219,218	8,276,859
Internal sales	579,738	277,619	361,861	1,219,218	1,219,218	—
External sales	6,570,303	1,148,936	557,620	8,276,859	—	8,276,859
Operating income (loss)	960,838	22,598	(19,358)	964,078	—	964,078
Total assets	22,626,393	3,094,795	3,122,979	28,844,168	3,407,759	25,436,408
Total liabilities	9,553,776	1,856,430	953,417	12,363,623	303,668	12,059,955

24

5. Derivative Transactions

A. Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of June 30, 2013 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Oct. 10, 2006	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated long-term borrowings face value of US$ 100,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	Credit Agricole Corporate & Investment Bank	Oct. 10, 2006 – Oct. 10, 2013
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$ 400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$ 250,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank and Citibank	Dec. 15, 2011 – Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	United Overseas Bank	Dec. 15, 2011 – Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$ 700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$ 300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

25

B. Treatment of Derivative Instruments on the Balance Sheet

As of June 30, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)

Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated long-term borrowings face value of US$100,000,000)	(1,546)	7	20,170	—	—	18,631
Convertible option(*2) (face amounts of Won 50,000 million)	—	—	—	—	404	404
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(66,735)	(21,306)	2,329	129,806	—	44,094
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	4,707	1,503	(2,137)	—	—	4,073
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	(357)	(113)	1,480	—	—	1,010
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(30,017)	(9,583)	40,928	—	—	1,328
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000 )	(6,156)	(1,965)	19,731	—	—	11,610
Convertible option(*2) (face amounts of Won 50,000 million)	—	—	—	—	87	87

Total assets						81,237

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(14,800)	(4,725)	1,296	—	—	(18,229)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	(1,015)	(324)	(15,942)	—	—	(17,281)

Total liabilities						(35,510)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd. amounting to Won 491 million was accounted for as derivative financial assets.

26

6. Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Service	SK Planet Co., Ltd.	February 25, 2013	December 31, 2013	B2B contents purchase contract for ‘Smart Safe’ and ‘Phone Safe 40’	206
Service	SK Planet Co., Ltd.	February 25, 2013	March 31, 2013	Contract for 2012 production of above-the-line advertisements (former SK M&C)	58
Construction	Dongwon Construction Industry Corporation	March 1, 2013	May 20, 2014	Construction of SK Dream Park	146
Real Estate	Woori Bank*	—	December 26, 2012	Disposal of Namsan Green Building	1,972
Real Estate	Woori Bank*	—	December 26, 2012	Disposal of Guro Offices	400
Real Estate	Individual	January 1, 2013	June 30, 2013	Purchase of regional centers (23 centers)	150
Subtotal					2,932

*	The manager of the 18th IGIS KORIF private real estate investment fund.

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Interconnection among telecommunication service providers
KEPCO	Provision of electric facilities	From Dec. 2012 to Dec. 2013	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (For establishment of lines for corporate use)

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount
SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

27

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Daum Communications	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks
SK Planet Co., Ltd.	Sale of asset in construction (Pangyo office building)	—	Sold for Won 69.5 billion on June 11, 2013
SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors

*	SK Communications and Daum Communications have agreed not to publicly disclose the contract period with respect to the contract with Daum Communications.

7. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the six months ended June 30, 2013	For the year ended December 31,		Remarks
			2012	2011
	Raw material	14	42	45	—
	Labor	50,713	59,050	48,656	—
	Depreciation	76,775	163,295	149,850	—
	Commissioned service	10,047	62,399	40,257	—
	Others	30,451	61,546	57,118	—
	Total R&D costs	168,000	346,332	295,927	—
Accounting	Sales and administrative expenses	162,211	304,557	289,979	—
	Development expenses (Intangible assets)	5,789	41,775	5,948	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.03%	2.12%	1.85%	—

8. Other information relating to investment decisions

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value. The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Property

[SK Telecom]

The Company holds 4,864 Korean-registered patents, 279 U.S.-registered patents, 193 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 835 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 396 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

28

[SK Planet]

As of June 30, 2013, SK Planet held 2,163 registered patents, 92 registered design marks, 1,102 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 24 U.S.-registered patents, 35 Chinese-registered patents, 8 Japanese-registered patents, 15 E.U.-registered patents (all including patents held jointly with other companies) and 137 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of June 30, 2013, SK Communications held 70 registered patents, 26 registered design rights and 716 registered trademarks in Korea.

C. Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

29

III. FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated)

A. Summary Financial Information (Consolidated)

	(Unit: in thousands of Won except number of companies)

	As of June 30, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31,2010
Current Assets	5,230,665,922	5,294,420,978	6,117,478,958	6,653,991,923
• Cash and Cash Equivalents	1,282,743,311	920,124,810	1,650,793,876	659,404,935
• Accounts Receivable – Trade, net	2,266,083,440	1,954,920,332	1,823,169,889	1,949,397,279
• Accounts Receivable – Other, net	669,997,467	582,098,398	908,836,454	2,531,847,155
• Others	1,011,841,704	1,837,277,438	1,734,678,739	1,513,342,554
Non-Current Assets	20,205,742,772	20,301,138,645	18,248,557,471	16,478,397,157
• Long-Term Investment Securities	923,628,883	953,712,512	1,537,945,216	1,680,582,091
• Investments in Associates and Joint Ventures	5,101,081,677	4,632,477,315	1,384,605,401	1,204,691,805
• Property and Equipment, net	9,386,775,314	9,712,718,716	9,030,998,201	8,153,412,683
• Intangible Assets, net	2,569,800,387	2,689,657,645	2,995,803,300	1,884,955,652
• Goodwill	1,733,668,358	1,744,483,009	1,749,932,878	1,736,649,137
• Others	490,788,153	568,089,448	1,549,272,475	1,818,105,789
Total Assets	25,436,408,694	25,595,559,623	24,366,036,429	23,132,389,080
Current Liabilities	5,688,502,832	6,174,895,434	6,673,589,809	6,202,170,452
Non-Current Liabilities	6,371,453,034	6,565,881,872	4,959,737,573	4,522,219,358
Total Liabilities	12,059,955,866	12,740,777,306	11,633,327,382	10,724,389,810
Equity Attributable to Owners of the Parent Company	12,592,345,006	11,854,777,781	11,661,880,863	11,329,990,900
Share Capital	44,639,473	44,639,473	44,639,473	44,639,473
Capital Surplus (Deficit) and Other Capital Adjustments	221,864,336	(288,882,796)	(285,347,419)	(78,952,875)
Retained Earnings	12,353,371,681	12,124,657,526	11,642,525,267	10,721,249,327
Reserves	(27,530,484)	(25,636,422)	260,063,542	643,054,975
Non-controlling Interests	784,107,822	1,000,004,536	1,070,828,184	1,078,008,370
Total Equity	13,376,452,828	12,854,782,317	12,732,709,047	12,407,999,270
Number of Companies Consolidated	28	32	31	32

	(Unit: in thousands of Won except per share amounts)

	For the six months ended June 30, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	8,276,859,122	16,300,479,280	15,926,468,674	15,489,373,747
Operating Income	964,078,256	1,760,171,449	2,295,613,330	2,555,781,816
Profit Before Income Tax	1,028,602,880	1,550,887,182	2,240,689,573	2,373,223,839
Profit for the Period	813,644,689	1,115,662,553	1,582,073,280	1,766,834,754
Profit for the Period Attributable to Owners of the Parent Company	820,798,365	1,151,704,905	1,612,889,086	1,841,612,790
Profit for the Period Attributable to Non-controlling Interests	(7,153,676)	(36,042,352)	(30,815,806)	(74,778,036)
Basic Earnings Per Share (Won)	11,747	16,525	22,848	25,598
Diluted Earnings Per Share (Won)	11,747	16,141	22,223	24,942

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B. Changes to Accounting Standards Adopted During 2012

(1) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2) Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C. Changes to Accounting Standards Adopted During 2013

(1) Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2) Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3) Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

(4) Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

31

(5) Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6) Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D. Impact of Changes in Accounting Policies

(1) Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

(2) Presentation of Financial Statements

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the consolidated statement of income.

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(Unit: in millions of Won)

	For the three months ended June 30, 2012	For the six months ended June 30, 2012
Operating income before adoption of the amendment	384,617	849,800
Differences:
Other non-operating income
Fees revenues	(497)	(961)
Gain on disposal of property and equipment and intangible assets	(1,821)	(2,832)
Others	(5,600)	(14,068)
	(7,918)	(17,861)
Other non-operating expense
Impairment loss on property and equipment and intangible assets	441	3,869
Loss on disposal of property and equipment and intangible assets	2,962	4,956
Donations	28,101	41,008
Bad debt for accounts receivable – other	3,353	23,040
Others	4,006	10,044
	38,863	82,917
Operating income after adoption of the amendment	415,562	914,856

32

2. Summary Financial Information (Separate)

A. Summary Financial Information (Separate)

	(Unit: in thousands of Won)

	As of June 30, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	2,809,927,157	2,589,699,186	3,948,077,706	5,316,976,799
• Cash and Cash Equivalents	505,803,861	256,576,827	895,557,654	357,469,908
• Accounts Receivable – Trade, net	1,481,361,905	1,407,205,772	1,282,233,900	1,453,060,673
• Accounts Receivable – Other, net	427,782,112	383,048,424	774,221,266	2,499,969,010
• Others	394,979,279	542,868,163	996,064,886	1,006,477,208
Non-Current Assets	19,337,512,407	19,659,803,155	16,572,449,699	14,410,149,512
• Long-Term Investment Securities	666,566,983	733,893,220	1,312,437,834	1,517,029,011
• Investments in Subsidiaries and Associates	8,119,589,781	7,915,546,670	4,647,505,583	3,584,394,790
• Property and Equipment, net	6,865,983,172	7,119,090,098	6,260,168,675	5,469,747,495
• Intangible Assets, net	2,044,946,453	2,187,872,109	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,306,236,299	1,308,422,097
• Others	334,189,719	397,164,759	681,306,126	1,105,587,577
Total Assets	22,147,439,564	22,249,502,341	20,520,527,405	19,727,126,311
Current Liabilities	3,655,961,966	4,343,086,486	4,467,005,877	4,561,013,611
Non-Current Liabilities	5,628,363,871	5,529,367,602	4,087,219,816	3,585,155,050
Total Liabilities	9,284,325,837	9,872,454,088	8,554,225,693	8,146,168,661
Share Capital	44,639,473	44,639,473	44,639,473	44,639,473
Capital Surplus and Other Capital Adjustments	338,442,682	(236,160,479)	(236,016,201)	(24,643,471)
Retained Earnings	12,437,777,342	12,413,981,340	11,837,184,788	10,824,355,758
Reserves	42,254,230	154,587,919	320,493,652	736,605,890
Total Equity	12,863,113,727	12,377,048,253	11,966,301,712	11,580,957,650

	(Unit: in thousands of Won except per share amounts)

	For the six months ended June 30, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	6,321,152,332	12,332,719,444	12,551,255,630	12,514,520,922
Operating Income	952,348,612	1,675,388,351	2,184,498,641	2,530,954,768
Profit Before Income Tax	777,080,031	1,546,719,635	2,274,421,558	2,503,637,367
Profit for the Period	615,608,978	1,242,767,480	1,694,363,093	1,947,007,919
Basic Earnings Per Share (Won)	8,806	17,832	24,002	27,063
Diluted Earnings Per Share (Won)	8,806	17,406	23,343	26,366

B. Changes to Accounting Standards Adopted During 2012

(1) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2) Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

33

C. Changes to Accounting Standards Adopted During 2013

(1) Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2) Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3) Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

(4) Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5) Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6) Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D. Impact of Changes in Accounting Policies

(1) Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

34

(2) Presentation of Financial Statements

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the separate statement of income.

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(Unit: in millions of Won)

	For the three months ended June 30, 2012	For the six months ended June 30, 2012
Operating income before adoption of the amendment	345,559	803,260
Differences:
Other non-operating income
Gain on disposal of property and equipment and intangible assets	(128)	(358)
Others	(1,171)	(5,647)
	(1,299)	(6,005)
Other non-operating expense
Loss on disposal of property and equipment and intangible assets	15,438	15,438
Impairment loss on property and equipment and intangible assets	1,323	2,085
Donations	28,213	40,482
Bad debt for accounts receivable – other	3,411	19,371
Others	653	1,332
	49,038	78,708
Operating income after adoption of the amendment	393,298	875,963

3. K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

35

IV. AUDITOR’S OPINION

1. Auditor (Consolidated)

Six months ended June 30, 2013	Year ended December 31, 2012	Year ended December 31, 2011
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

2. Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Six months ended June 30, 2013	—	—
Year ended December 31, 2012	Unqualified	—
Year ended December 31, 2011	Unqualified	—

3. Auditor (Separate)

Six months ended June 30, 2013	Year ended December 31, 2012	Year ended December 31, 2011
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

4. Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Six months ended June 30, 2013	—	—
Year ended December 31, 2012	Unqualified	—
Year ended December 31, 2011	Unqualified	—

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5. Remuneration for Independent Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit: in thousands of Won except number of hours)

Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250,000	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	19,583
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B. Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)

Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2013	N/A	N/A	N/A	N/A
Year ended December 31, 2012	N/A	N/A	N/A	N/A
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000

6. Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

37

V. MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

38

VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1. Board of Directors

A. Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of August 8, 2013)
Total number of persons	Inside directors	Independent directors
8	Sung Min Ha, Dae Sik Cho, Dong Seob Jee	Rak Yong Uhm, Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and a member of the audit committee.

B. Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
351th (the 1st meeting of 2013)	February 7, 2013

•   Financial statement as of and for the year ended December 31, 2012

•   Annual business report as of and for the year ended December 31, 2012

•   Bond offering

•   Report of internal accounting management

•   Report for subsequent events following 4Q 2012

Approved as proposed Approved as proposed Approved as proposed — —

352th (the 2nd meeting of 2013)	February 21, 2013	• 2013 transaction of goods, services and assets with SK Planet • Convocation of the 29th annual general meeting of shareholders • Result of internal accounting management system evaluation	Approved as proposed Approved as proposed —

353th (the 3rd meeting of 2013)	March 22, 2013	• Election of chairman of the Board of Directors • Election of committee members • Financial transactions with affiliated company (SK Securities)	Approved as proposed Approved as proposed Approved as proposed

354th (the 4th meeting of 2013)	April 25, 2013	• Sublease transaction of advisor offices • Budget and operation plans for 2013 SUPEX conferences • Report for the period after the first quarter of 2013	Approved as proposed Approved as proposed —

355th (the 5th meeting of 2013)	May 23, 2013	• Landscaping at Future Management Institute • Issuance of hybrid securities • Issuance of asset-backed short-term bonds • Report of compliance review and validity evaluation	Approved as proposed Approved as proposed Approved as proposed —

356th (the 6th meeting of 2013)	June 20, 2013	• Financial transactions with affiliated company (SK Securities) • Service transactions with SK Telecom China Holdings Co., Ltd.	Approved as proposed Approved as proposed

357th (the 7th meeting of 2013)	July 25, 2013

•   Payment of interim dividends

•   Incurrence of long-term debt

•   Additional procurement of LTE network frequency

•   Financial results for the first six months of 2013

•   Post-second quarter of 2013 report

Approved as proposed Approved as proposed Approved as proposed — —

*	The line items that do not show approval are for reporting purposes only.

39

C. Committees within Board of Directors

(1) Committee structure (as of August 8, 2013)

(a) Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
5	—	Rak Yong Uhm, Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b) Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Rak Yong Uhm, Dae Shick Oh, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c) Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d) Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Dae Shick Oh, Hyun Chin Lim	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e) Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

40

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee as of August 8, 2013 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2013	February 6, 2013

•   Construction of mobile phone facilities for 2013

•   Construction of transmission network facilities for 2013

•   Evaluation of internal accounting controls based on the opinion of the members of the Audit Committee

•   Review business and audit results for the second half of 2012 and business and audit plan for 2013

•   Report of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed — —
The 2nd meeting of 2013	February 20, 2013

•   Report on 2012 IFRS audit

•   Report on review of 2012 internal accounting management system

•   Evaluation of internal accounting management system operation

•   Agenda and document review for the 29th annual general meeting of shareholders

•   Auditor’s report for fiscal year 2012

•   IT service management contract for 2013

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2013	March 21, 2013	• Transactions with SK C&C in the second quarter of 2013 • Plans for financial transactions with affiliated company (SK Securities)	Approved as proposed —
The 4th meeting of 2013	April 24, 2013

•   Election of chairman

•   Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

•   Service contract for SK Telecom China Holdings Co., Ltd.

•   Remuneration for outside auditor for fiscal year 2013

•   Outside auditor service plan for fiscal year 2013

•   Audit plan for fiscal year 2013

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
The 5th meeting of 2013	June 19, 2013	• Transactions with SK C&C in the third quarter of 2013 • Myshop solution supply agreement with the Company’s Thailand branch • Plans for financial transactions with affiliated company (SK Securities)	Approved as proposed Approved as proposed —
The 6th meeting of 2013	July 24, 2013	• Construction of mobile phone facilities for 2013 • Construction of transmission network facilities for 2013 • Report on the 2013 first half IFRS review	Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

41

4. Affiliated Companies

A. Capital Investments between Affiliated Companies

(As of June 30, 2013)

	Invested companies
Investing company	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.5%	40.0%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals						0.02%		25.4%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec
Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.5%	65.4%	83.1%	10.0%

42

	Invested companies
Investing company	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service	SK Sci-tech	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SKC
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	99.8%			40.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%
Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	99.8%	50.0%	83.5%	40.0%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae	SK Telesys	Gimcheon Energy	F&U Credit Info	Hanam Energy Service
SK Holdings
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SKC							50.0%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%
SK E&S	100.0%	100.0%						50.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			100.0%
SK Hynix
Ko-one Energy Service										100.0%
SK Seentec
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.0%	50.0%	50.0%	100.0%

43

	Invested companies
Investing company	SK D&D	Natruck	Loen Entertainment	Speed Motor	SK Mobile Energy	SK Petrochemical	SK Communications	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical						100.0%
SK Networks				100.0%						86.5%
SK Telecom								100.0%
SK Chemicals
SKC									80.0%
SK E&C	40.4%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			67.6%				64.5%
SK Hynix
Ko-one Energy Service
SK Seentec
Total affiliated companies	40.4%	100.0%	67.6%	100.0%	100.0%	100.0%	64.5%	100.0%	80.0%	86.5%

	Invested companies
Investing company	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	LC&C	PMP	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks					79.6%
SK Telecom				50.6%			100.0%
SK Chemicals								44.0%
SKC			46.3%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S						100.0%			100.0%	71.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec
Total affiliated companies	100.0%	100.0%	46.3%	50.6%	79.6%	100.0%	100.0%	44.0%	100.0%	71.0%

44

	Invested companies
Investing company	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	SKC Lighting	Bizen	SK HY ENG	HYSTEC	Silicon File	Ami Power
SK Holdings			100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SKC					72.2%
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix							100.0%	100.0%	27.9%	100.0%
Ko-one Energy Service
SK Seentec
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	72.2%	99.0%	100.0%	100.0%	27.9%	100.0%

45

	Invested companies
Investing company	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SKC				65.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Ko-one Energy Service
SK Seentec
Total affiliated companies	100.0%	32.0%	42.0%	65.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

46

Investing company	Invested companies
	SKSM	Ulsan Aromatics	SK Biofarm	SK Hynix	SK Continental E-Motion Korea	G.Hub
SK Holdings			100.0%
SK Innovation
SK Energy
SK Global Chemical		50.0%
SK Networks
SK Telecom				21.1%
SK Chemicals
SKC
SK E&C
SK Gas						100.0%
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion					100.0%
SK Lubricants
SK Shipping	100.0%
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec
Total affiliated companies	100.0%	50.0%	100.0%	21.1%	100.0%	100.0%

*	Change in company names:
-	Ulsan Aromatics changed its name from Arochemi
-	Happynarae changed its name from MRO Korea
-	Bizen changed its name from Telsk
-	SK Hystec changed its name from Hystec
-	SK HY ENG changed its name from Hynix Engineering

47

VII. SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2013)	(Unit: in shares and percentages)

Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee*	Officer of affiliated company	Common share	200	0.00	0	0.00
Total-		Common share	20,366,490	25.22	20,366,290	25.22

*	Resigned on January 31, 2012.

B. Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company and as of June 30, 2013, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

	(Unit: in millions of Won)

Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	228,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and landscaping	Privately Held

*	The above shareholdings are based on common share holdings as of June 30, 2013.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

48

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2012. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2. Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of June 30, 2013)				(Unit: in shares and percentages)

Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of June 30, 2013)		(Unit: in shares and percentages)

Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	14,345,852	17.77	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	10,237,229	12.68	Treasury shares
4	National Pension Service	4,928,904	6.10	As of February 6, 2013
Shareholdings under the Employee Stock Ownership Program		148,961	0.18	As of June 30, 2013

B. Shareholder Distribution

(As of June 30, 2013)	(Unit: in shares and percentages)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	26,885	99.76%	29,869,979	36.99%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

49

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

(Unit: in Won and shares)

Types		June 2013	May 2013	April 2013	March 2013	February 2013	January 2013
Common stock	Highest	226,500	125,500	196,000	185,500	181,500	173,500
	Lowest	200,500	204,500	172,000	176,500	170,000	150,000
Monthly transaction volume		4,627,223	5,682,439	5,003,456	4,078,714	5,273,834	4,963,152

B. Foreign Securities Market

New York Stock Exchange		(Unit: in US dollars and number of American Depositary Receipts)

Types		June 2013	May 2013	April 2013	March 2013	February 2013	January 2013
Depository Receipt	Highest	21.43	22.37	19.49	18.69	18.45	17.98
	Lowest	19.13	19.31	17.05	17.63	17.14	15.69
Monthly transaction volume		35,332,275	44,906,511	30,418,749	26,144,041	45,507,772	42,451,234

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VIII. EMPLOYEES AND DIRECTORS

1. Employees

(As of June 30, 2013)	(Unit: in persons and thousands of Won)

	Number of employees				Average	Aggregate wage for the year ended	Average
Classification	Regular employees	Contract employees	Others	Total	service year	December 31, 2012	wage per person	Remarks
Male	3,522	106	—	3,628	12.7	269,965,781	73,380	—
Female	527	99	—	626	10.2	32,233,700	51,246	—
Total	4,049	205	—	4,254	12.3	302,199,481	70,148	—

*	Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods. Average wage per person was calculated with respect to the total number of paid employees.

2. Compensation of Directors

A. Amount Approved at the Shareholders’ Meeting

(Unit: in millions of Won)

Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

*	The amounts approved for the years ended December 31, 2011 and 2012 were also Won 12 billion.

B. Amount Paid

(As of June 30, 2013)	(Unit: in millions of Won)

Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	2,197	732
Independent Directors*	1	44	44
Audit Committee Members	4	170	43
Total	8	2,411	301

*	Excludes independent directors who are Audit Committee members.

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IX. RELATED PARTY TRANSACTIONS

1. Loans to the Largest Shareholder and Related Persons

None

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

None.

3. Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	89,491	166,593	170,110	85,974	—	—

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

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X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A. Status and Progress of Major Management Events

None.

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1.     Approval of the financial statements for the year ended December 31, 2010

2.     Approval of Remuneration Limit for Directors

3.     Amendment to Company Regulation on Executive Compensation

4.     Election of Directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of Directors	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)
28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.     Approval of the financial statements for the year ended December 31, 2011

2.     Amendment to Articles of Incorporation

3.     Election of Directors

•    Election of inside directors

•    Election of inside directors

•    Election of independent directors

4.     Election of an independent director as Audit Committee member

5.     Approval of Remuneration Limit for Directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)
29th Fiscal Year Meeting of Shareholders (March 22, 2013)

1.     Approval of the financial statements for the year ended December 31, 2012

2.     Amendments to Articles of Incorporation

3.     Election of Directors

•    Election of an inside director

•    Election of an independent director

4.     Election of an independent director as Audit Committee member

5.     Approval of Remuneration Limit for Directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion)

2. Contingent Liabilities

[SK Telecom]

A. Material Legal Proceedings

(1) Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court and the Company plans to fortify its arguments and vigorously defend itself. While the Company does not expect this litigation to have an immediate impact on the Company’s business or results of operation as the final outcome of this litigation has not been determined, the Company may be required to pay increased annual license fees to KOMCA if the final judgment is rendered against the Company.

53

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

(1) Pledged assets and covenants

SK Broadband has provided “geun” mortgage amounting to Won 14.8 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS&Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 40 billion of working capital from Shinhan Bank. In connection with the loan agreement, it pledged Won 52 billion of its inventories to Shinhan Bank as collateral.

(2) Payment guarantee by the Company

The Company is participating in the tactical aeronautics project of the Defense Acquisition Program Administration of Korea (the “DAPA”), together with the Joint Defense Corporation. The Company has guaranteed the payment of US$3,897,196 that the DAPA has prepaid to the Joint Defense Corporation.

[SK Broadband]

A. Material Legal Proceedings

(1) SK Broadband as the plaintiff

	(Unit: in thousands of Won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court
Claim relating to Gangnamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court
Damages Claim relating to Hyundai Construction	December 2010	561,282	Pending before Appellate Court
Other claims and proceedings	—	52,000	—
Total	—	3,926,261	—

54

(2) SK Broadband as the defendant

	(Unit: in thousands of Won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damage Claim by Sun Technology and One Other	October 2011	1,223,778	Pending before Appellate Court
Damages Claim by Haein Networks	March 2013	101,000	Pending before District Court
Damages Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court
Damages Claim by Mac Telecom and Five Other Companies	January 2012	606,000	Pending before District Court
Other claims and proceedings	—	232,290	—
Total	—	2,267,349	—

During the first half of 2013, SK Broadband paid an aggregate of Won 5,599 million in damages in connection with the litigation relating to the leak of personal information at the district court with respect to the cases in which final judgments have been rendered (the total amount of which is Won 24,689 million and the total amount of damages ordered being Won 6,091 million). The Company has recorded a provision in the amount of Won 192 million for the pending cases (the total amount of which is Won 3,000 million.

[SK Communications]

A. Material Legal Proceedings

As of June 30, 2013, the aggregate amount of claims was Won 4.3 billion. The management cannot reasonably forecast the outcome of the pending cases.

B. Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of June 30, 2013 are set forth in the table below.

(Unit: in thousands of Won)

Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	912,572
Seoul Guarantee Insurance Company	Contractual payment guarantee related to the Pangyo office building	404,148

[SK Planet]

A. Material Legal Proceedings

As of June 30, 2013, there were three pending proceedings with SK Planet as the defendant and the aggregate amount of the claims was Won 1.2 billion. The management cannot reasonably forecast the outcome of the pending cases and no amount in connection with these proceedings were recognized on the Company’s financial statements.

3. Status of sanctions, etc.

[SK Telecom]

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

55

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Company received a correctional order and a fine of Won 24,987 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. The Company appealed the order and filed a suit with the administrative court. On September 12, 2012, the Company received a formal written letter from the Fair Trade Commission of Korea with a corrected fine of Won 25,042 million, which also includes the fine for transactions in the first half of 2012.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company completed to pay the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order in August 2013.

Certain former executive officers of the Company were acquitted in district court with respect to certain of the Company’s past transactions. An appeal has been filed at the applicable high court, where the case is currently pending.

56

[SK Broadband]

(1) Violation of accounting rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(2) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(3) Violation of accounting rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(4) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

57

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(5) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(6) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correctional order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction in newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

(7) Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•

Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

58

4. Important Matters That Occurred After June 30, 2013

[SK Telecom]

On July 25, 2013, the Company’s Board of Directors resolved to pay out interim dividends as set forth below.

Classification	Description
Dividend Amount	Won 1,000 per share (Total dividend amount: Won 70,508,482,000)
Dividend Yield	0.49%
Record Date	June 30, 2013
Payment Date of Dividends	Within 20 days of the date of resolution of the Board of Directors

[SK Planet]

(1) Sale of shares of Loen Entertainment

On July 18, 2013, the board of directors of SK Planet resolved to sell 52.6% of the ownership interests (13,249,369 shares) in its subsidiary, Loen Entertainment to SIH Star Invest Holdings Limited for Won 265.9 billion. Upon completion of the sale, the Company’s remaining interest in Loen Entertainment will be 15%, on a consolidated basis.

5. Use of Proceeds

A. Use of Proceeds from Public Offerings

•	Not applicable.

B. Use of Proceeds from Private Offerings

(Unit: in millions of Won)

Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

59

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2013 and 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of June 30, 2013, the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate, whose financial statements constitute 20.3% of the Group’s consolidated total assets as of June 30, 2013, 11.7% of the Group’s consolidated operating revenue and 23.2% of the Group’s profit before income tax for the six-month period ended June 30, 2013 and the financial statements of SK Broadband Co., Ltd., and two other domestic subsidiaries and an associate, whose financial statements constitute 15.6% of the Group’s consolidated operating revenue for the six-month period ended June 30, 2012. Other auditors reviewed those financial statements and our report, insofar as it relates to the amounts included for these entities, is based solely on the reports of other auditors.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Highlights

As discussed in note 3 to the condensed consolidated interim financial statements, the Group adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the interim period ended September 30, 2012 and separately presents operating income on the condensed consolidated statements of income, which is calculated as operating revenue less operating expense. The Group applied this change in accounting policies retrospectively and accordingly restated the comparative information of the condensed consolidated statements of income for the three and six-month periods ended June 30, 2012.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 22, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 7, 2013

This report is effective as of August 7, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(In millions of won)	Note	June 30, 2013		December 31, 2012
Assets

Current Assets:
Cash and cash equivalents	10,32,33	￦	1,282,743	920,125
Short-term financial instruments	5,10,32,33		395,715	514,417
Short-term investment securities	8,10,32,33		146,947	60,127
Accounts receivable—trade, net	6,10,32,33,34		2,266,083	1,954,920
Short-term loans, net	6,32,33,34		77,905	84,908
Accounts receivable—other, net	6,32,33,34		669,997	582,098
Prepaid expenses	10		105,114	102,572
Derivative financial assets	21,32,33		19,035	9,656
Inventories, net	7,10,35		179,640	242,146
Assets classified as held for sale	9		2,143	775,556
Advanced payments and other	6,10,32,33		85,344	47,896

Total Current Assets			5,230,666	5,294,421

Non-Current Assets:
Long-term financial instruments	5,10,32,33		641	144
Long-term investment securities	8,10,32,33		923,629	953,712
Investments in associates and joint ventures	10,11		5,101,082	4,632,477
Property and equipment, net	10,12,35		9,386,775	9,712,719
Investment property, net	13		15,931	27,479
Goodwill	14		1,733,668	1,744,483
Intangible assets, net	10,15		2,569,800	2,689,658
Long-term loans, net	6,10,32,33		63,654	69,299
Long-term prepaid expenses	35		30,733	31,341
Guarantee deposits	5,6,10,32,33		240,121	236,242
Long-term derivative financial assets	21,32,33		62,202	52,992
Deferred tax assets	10,30		42,436	124,098
Other non-current assets	6,32,33		35,070	26,494

Total Non-Current Assets			20,205,742	20,301,138

Total Assets		￦	25,436,408	25,595,559

See accompany notes to the condensed consolidated interim financial statements.

3

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of June 30, 2013 and December 31, 2012

(In millions of won)	Note	June 30, 2013		December 31, 2012
Liabilities and Equity

Current Liabilities:
Short-term borrowings	16,32,33	￦	60,500	600,245
Current portion of long-term debt, net	10,16,19,32,33		1,553,067	892,867
Accounts payable—trade	10,32,33		275,004	253,884
Accounts payable—other	10,32,33,34		1,340,797	1,811,038
Withholdings	10,32,33		656,408	717,170
Accrued expenses	10,32,33		954,551	890,863
Income tax payable	30		89,102	60,253
Unearned revenue	10		498,720	258,691
Provisions	18		145,999	287,307
Advanced receipts and other	10,32,33		114,354	108,272
Liabilities classified as held for sale	9		—	294,305

Total Current Liabilities			5,688,502	6,174,895

Non-Current Liabilities:
Debentures, net, excluding current portion	16,32,33		5,407,550	4,979,220
Long-term borrowings, excluding current portion	16,32,33		24,020	369,237
Long-term payables—other	17,32,33		558,148	715,508
Long-term unearned revenue			98,885	160,821
Finance lease liabilities	19,32,33		12,981	22,036
Defined benefit liabilities	10,20		119,755	86,521
Long-term derivative financial liabilities	21,32,33		35,510	63,599
Long-term provisions	18		52,821	106,561
Other non-current liabilities	32,33		61,783	62,379

Total Non-Current Liabilities			6,371,453	6,565,882

Total Liabilities			12,059,955	12,740,777

Equity
Share capital	1,22		44,639	44,639
Capital surplus and other capital adjustments	10,22,23,24		221,864	(288,883)
Retained earnings	25		12,353,372	12,124,657
Reserves	26		(27,530)	(25,636)

Equity attributable to owners of the Parent Company			12,592,345	11,854,777
Non-controlling interests			784,108	1,000,005

Total Equity			13,376,453	12,854,782

Total Liabilities and Equity		￦	25,436,408	25,595,559

See accompanying notes to the condensed consolidated interim financial statements.

4

SK TELECOM CO., LTD. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

For the three and six-month periods ended June 30, 2013 and 2012

(In millions of won except for per share data)
		June 30, 2013			June 30, 2012
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Continuing operations
Operating revenue:	4,34
Revenue		￦	4,164,223	8,276,859	4,007,863	7,977,574
Operating expense:	34
Labor cost			363,930	812,549	292,918	648,450
Commissions paid			1,386,242	2,837,000	1,548,229	2,962,672
Depreciation and amortization	4		674,104	1,314,943	575,620	1,155,880
Network interconnection			252,293	504,842	273,467	569,619
Leased lines			116,602	230,230	112,824	231,759
Advertising			110,389	175,295	99,651	169,554
Rent			111,366	222,232	100,393	207,268
Cost of products that have been resold			306,688	627,361	299,334	570,770
Other operating expenses	27		289,163	588,329	289,865	546,746

Sub-total			3,610,777	7,312,781	3,592,301	7,062,718

Operating income	3,4		553,446	964,078	415,562	914,856
Finance income	4,29		28,025	65,475	54,491	117,992
Finance costs	4,29		(162,830)	(311,592)	(110,621)	(216,871)
Gain (losses) related to investments in subsidiaries, associates and joint ventures, net	4,9,11		189,351	350,676	(18,014)	(45,597)
Other non-operating income	3,4,28		24,382	38,246	7,918	17,861
Other non-operating expense	3,4,28		(31,677)	(78,280)	(38,863)	(82,917)

Profit before income tax	4		600,697	1,028,603	310,473	705,324
Income tax expense from continuing operations	30		132,987	214,958	66,106	150,683

Profit from continuing operations			467,710	813,645	244,367	554,641
Discontinued Operation
Loss from discontinued operation, net of income taxes	36		—	—	(123,810)	(133,704)

Profit for the period		￦	467,710	813,645	120,557	420,937

Attributable to :
Owners of the Parent Company		￦	466,644	820,799	143,396	449,820
Non-controlling interests			1,066	(7,154)	(22,839)	(28,883)
Earnings per share (in won)
Basic earnings per share	31	￦	6,663	11,747	2,057	6,454

Diluted earnings per share	31	￦	6,663	11,747	1,909	6,221

Earnings per share—Continuing operations (in won)
Basic earnings per share	31		6,663	11,747	3,569	8,101

Diluted earnings per share	31		6,663	11,747	3,372	7,815

See accompanying notes to the condensed consolidated interim financial statements.

5

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	June 30, 2013			June 30, 2012
		Three- month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Profit for the period		￦	467,710	813,645	120,557	420,937

Other comprehensive loss
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	20		(2,522)	(5,605)	(1,254)	(4,945)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	26,29		(32,169)	(51,405)	(36,267)	(50,500)
Net change in other comprehensive income of investments in associates and joint ventures	26		50,514	99,478	742	7,177
Net change in unrealized fair value of derivatives	26,29		(56,641)	(64,092)	17,087	(894)
Foreign currency translation differences for foreign operations	26		7,847	14,055	7,821	(2,496)

			(32,971)	(7,569)	(11,871)	(51,658)

Total comprehensive income		￦	434,739	806,076	108,686	369,279

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	434,440	813,317	129,098	400,730
Non-controlling interests			299	(7,241)	(20,412)	(31,451)

See accompanying notes to the condensed consolidated interim financial statements

6

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)
	Controlling Interest
	Share capital		Capital surplus and other capital adjustments	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(585,438)	—	(585,438)	(2,144)	(587,582)
Total comprehensive income
Profit (loss) for the period		—	—	449,820	—	449,820	(28,883)	420,937
Other comprehensive loss		—	—	(5,954)	(43,136)	(49,090)	(2,568)	(51,658)
Changes in ownership in subsidiaries		—	(5,341)	—	—	(5,341)	(8,421)	(13,762)

Balance, June 30, 2012	￦	44,639	(290,688)	11,500,953	216,928	11,471,832	1,028,812	12,500,644

Balance, January 1, 2013		44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(585,438)	—	(585,438)	(2,242)	(587,680)
Total comprehensive income
Profit (loss) for the period		—	—	820,799	—	820,799	(7,154)	813,645
Other comprehensive loss		—	—	(5,588)	(1,894)	(7,482)	(87)	(7,569)
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(1,058)	—	(1,058)	—	(1,058)
Treasury stock		—	176,085	—	—	176,085	—	176,085
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(2,002)	—	—	(2,002)	(206,414)	(208,416)

Balance, June 30, 2013	￦	44,639	221,864	12,353,372	(27,530)	12,592,345	784,108	13,376,453

See accompanying notes to the condensed consolidated interim financial statements.

7

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	June 30, 2013		June 30, 2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	813,645	420,937
Adjustments for income and expenses	37		1,615,747	1,744,239
Changes in assets and liabilities related to operating activities	37		(885,694)	197,401

Sub-total			1,543,698	2,362,577
Interest received			30,806	52,141
Dividends received			10,197	22,947
Interest paid			(161,347)	(186,757)
Income tax paid			(48,777)	(248,509)

Net cash provided by operating activities			1,374,577	2,002,399

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			145,242	464,201
Decrease in short-term investment securities, net			—	50,179
Collection of short-term loans			173,811	141,971
Proceeds from disposal of long-term financial instruments			15	—
Proceeds from disposal of long-term investment securities			175,788	55,055
Proceeds from disposal of investments in associates and joint ventures			1,250	1,850
Proceeds from disposal of property and equipment			6,782	6,089
Proceeds from disposal of intangible assets			1,068	5,429
Proceeds from disposal of assets held for sale			190,393	—
Collection of long-term loans			9,577	5,748
Decrease of guarantee deposits			7,274	3,921
Proceeds from disposal of other non-current assets			1,197	47
Proceeds from disposal of a subsidiary			7,221	88,641

Sub-total			719,618	823,131
Cash outflows for investing activities:
Increase in short-term investment securities, net			(5,006)	(2,000)
Increase in short-term loans			(168,592)	(121,122)
Increase in long-term loans			(1,647)	(1,907)
Increase in long-term financial instruments			(4)	(9)
Acquisition of long-term investment securities			(10,463)	(18,913)
Acquisition of investments in associates and joint ventures			(66,532)	(3,109,475)
Acquisition of property and equipment			(1,085,500)	(1,213,409)
Acquisition of intangible assets			(46,563)	(50,224)
Increase in guarantee deposits			(13,758)	(7,477)
Increase in other non-current assets			(6,645)	(752)
Acquisition of business, net of cash acquired			(94,805)	(11,867)

Sub-total			(1,499,515)	(4,537,155)

Net cash used in investing activities		￦	(779,897)	(3,714,024)

See accompanying notes to the condensed consolidated interim financial statements.

8

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	June 30, 2013		June 30, 2012
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	44,000	895,404
Issuance of debentures			1,014,859	688,666
Proceeds from long-term borrowings			8,600	2,060,180
Issuance of hybrid bond			398,518	—
Cash inflows from settlement of derivatives			2,267	1,517
Cash inflows from other financial activities			—	48

Sub-total			1,468,244	3,645,815
Cash outflows for financing activities:
Repayment of short-term borrowings			(583,745)	(810,965)
Repayment of current portion of long-term debt			(161,575)	(98,278)
Repayment of debentures			—	(888,124)
Repayment of long-term borrowings			(355,122)	(5,387)
Cash outflows from settlement of derivatives			—	(5,415)
Payment of finance lease liabilities			(10,389)	(10,061)
Payment of dividends			(587,680)	(587,582)
Cash outflows from other financial activities			—	(41)
Cash paid for transactions with non-controlling interest			(3,871)	(1,025)

Sub-total			(1,702,382)	(2,406,878)

Net cash provided by (used in) financing activities			(234,138)	1,238,937

Net increase (decrease) in cash and cash equivalents			360,542	(472,688)
Cash and cash equivalents at beginning of the period			920,125	1,650,794
Effects of exchange rate changes on cash and cash equivalents			2,076	(1,158)

Cash and cash equivalents at end of the period		￦	1,282,743	1,176,948

See accompanying notes to the condensed consolidated interim financial statements.

9

1.	Reporting Entity

(1) General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2013, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22%
National Pension	2,652,949	3.29%
Institutional investors and other minority stockholders	47,492,081	58.81%
Treasury stock	10,237,229	12.68%

Total number of shares	80,745,711	100.00%

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2) List of subsidiaries

The list of subsidiaries as of June 30, 2013 and December 31, 2012 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	June 30, 2013	December 31, 2012
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M&Service Co., Ltd.(*)	Korea	Data base and online information agency	100.0	—
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.(*)	Korea	Internet website services	—	59.7
Loen Entertainment, Inc.	Korea	Release of music disc.	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	54.1	57.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband Media Co., Ltd.(*)	Korea	Multimedia TV portal services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0

10

1.	Reporting Entity, Continued

(2) List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	June 30, 2013	December 31, 2012
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
Madsmart, Inc. (*)	Korea	Application software production	—	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.(*)	Virgin Island	Real estate investment	—	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	China	Investment association	100.0	100.0
SK China Real Estate Co., Ltd.(*)	Hong Kong	Real estate investment	—	99.4
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in Note 1-(4).

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

11

1.	Reporting Entity, Continued

(3) Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the six-month period ended June 30, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	244,712	124,517	120,195	209,119	9,623
M&Service Co., Ltd.		68,768	34,225	34,543	61,762	2,894
SK Communications Co., Ltd.		251,719	64,280	187,439	68,927	(8,162)
Loen Entertainment, Inc.		189,619	54,091	135,528	105,307	11,903
Stonebridge Cinema Fund		11,335	363	10,972	1	910
Commerce Planet Co., Ltd.		26,210	27,209	(999)	29,850	657
SK Broadband Co., Ltd.		2,850,083	1,731,913	1,118,170	1,217,436	8,404
K-net Culture and Contents Venture Fund		24,799	9	24,790	—	(13,974)
Fitech Focus Limited Partnership II		22,205	285	21,920	—	(695)
Open Innovation Fund		28,885	431	28,454	—	(14,938)
PS&Marketing Corporation		315,426	181,304	134,122	561,135	(2,223)
Service Ace Co., Ltd.		56,231	29,264	26,967	90,972	2,514
Service Top Co., Ltd.		49,108	28,830	20,278	77,807	2,910
Network O&S Co., Ltd.		60,605	32,469	28,136	98,974	3,207
BNCP Co., Ltd.		12,467	6,814	5,653	7,379	(8,980)
SK Planet Co., Ltd.		2,262,135	751,072	1,511,063	630,275	(13,226)
SK Telecom China Holdings Co., Ltd.		38,838	2,982	35,856	9,276	1,262
Shenzhen E-eye High Tech Co., Ltd.		19,127	1,560	17,567	4,111	(479)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		798	95	703	331	(584)
SKT Vietnam PTE. Ltd.		40,881	9,625	31,256	—	(1,346)
SK Planet Global PTE. Ltd.		1,577	52	1,525	221	(531)
SKT Americas, Inc.		39,407	402	39,005	3,157	(3,205)
SKP America LLC.		8,071	1,556	6,515	—	—
YTK Investment Ltd.		68,735	—	68,735	—	—
Atlas Investment(*)		42,921	70	42,851	—	(7,916)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

12

1.	Reporting Entity, Continued

(3) Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

13

1.	Reporting Entity, Continued

(4) Changes in subsidiaries

1) The list of subsidiary that was newly included during the six-month period ended June 30, 2013 is as follows:

Subsidiary	Reason
M&Service Co., Ltd.	The Group acquired additional ownership interest in M&Service Co., Ltd. and obtained control.

2) The list of subsidiaries that were excluded during the six-month period ended June 30, 2013 is as follows:

Subsidiary	Reason
PAXNet Co., Ltd.	The Parent Company sold its investment during the period.
Broadband media Co., Ltd.	Merged into SK Broadband Co., Ltd. during the period.
Madsmart, Inc.	Merged into SK Planet Co., Ltd. during the period.
SKY Property Mgmt. Ltd.	The Parent Company sold its investment during the period.
SK China Real Estate Co., Ltd.	The Parent Company sold its investment during the period.

(5) The information of significant non-controlling interests of consolidated entities as of and for the six-month period ended June 30, 2013, and as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
	June 30, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	￦	134,960	541,085
Non-current assets		116,759	2,308,998
Current liabilities		(57,498)	(962,688)
Non-current liabilities		(6,782)	(769,225)
Net assets		187,439	1,118,170
Adjustment for fair value		—	128,967
Net assets of consolidated entities		187,439	1,247,137
Carrying amount of non-controlling interests		66,397	616,541

Revenue	￦	68,927	1,217,436
Profit (loss) for the period		(8,162)	8,404
Amortization of adjustment for fair value		—	(15,488)
Loss of the consolidated entities		(8,162)	(7,084)
Total comprehensive loss		(7,916)	(7,029)
Loss attributable to non-controlling interests		(2,893)	(3,503)

Net cash provided by (used in) operating activities	￦	(11,190)	215,091
Net cash provided by investing activities		22,330	47,046
Net cash provided by (used in) financing activities		19	(218,302)
Net increase in cash and cash equivalents		11,159	43,835

14

1.	Reporting Entity, Continued

(In millions of won)
	December 31, 2012
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
Ownership of non-controlling interests(%)		35.4	49.4	40.0

Current assets	￦	99,599	684,804	69,093
Non-current assets		166,220	2,394,352	704,319
Current liabilities		(64,811)	(907,000)	(51,068)
Non-current liabilities		(5,672)	(1,061,608)	(243,236)
Net assets		195,336	1,110,548	479,108
Adjustment for fair value		—	144,455	—
Net assets of consolidated entities		195,336	1,255,003	479,108
Carrying amount of non-controlling interests		69,222	621,055	195,907

Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of adjustment for fair value		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income (loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156

Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The condensed financial information of SK Broadband Co., Ltd. is consolidated financial information which includes financial information of Broadband Media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.
(*2)	The condensed financial information of SKY Property Mgmt. Ltd. is consolidated financial information which includes financial information of SK China Real Estate Co., Ltd., a subsidiary of SKY Property Mgmt. Ltd.

There were no dividends received for the six-month period ended June 30, 2013 and for the year ended December 31, 2012.

15

2.	Basis of Preparation

(1) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

(3) Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

16

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2013.

(1) Changes in accounting policies

1) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Group has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

2) K-IFRS No.1110, ‘Consolidated Financial Statements’

The Group has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

3) K-IFRS No.1111, ‘Joint Arrangements’

The Group has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

4) K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The Group has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

17

3.	Significant Accounting Policies, Continued

(1) Changes in accounting policies, Continued

5) K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

6) Amendments to K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(2) Impact of changes in accounting policies

1) K-IFRS No.1110, ‘Consolidated Financial Statements’

In accordance with the transitional provision on K-IFRS No. 1110, the Group assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Group early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the consolidated statement of income.

18

3.	Significant Accounting Policies, Continued

(2) Impact of changes in accounting policies, Continued

The Group retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	June 30, 2012
	Three-month period ended		Six-month period ended
Operating income before adoption of the amendment	￦	384,617	849,800
Differences:
Other non-operating income
Fees revenues		(497)	(961)
Gain on disposal of property and equipment and intangible assets		(1,821)	(2,832)
Others		(5,600)	(14,068)

		(7,918)	(17,861)
Other non-operating expense
Loss on impairment of property and equipment and intangible assets		441	3,869
Loss on disposal of property and equipment and intangible assets		2,962	4,956
Donations		28,101	41,008
Bad debt for accounts receivable – other		3,353	23,040
Others		4,006	10,044

		38,863	82,917

Operating income after adoption of the amendment	￦	415,562	914,856

(3) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2013, and the Group has not early adopted them.

1) K-IFRS No.1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

19

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Other.

(1) Details of the segment information as of and for the six-month period ended June 30, 2013 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	7,150,041	1,426,555	919,481	9,496,077	(1,219,218)	8,276,859
Internal revenue		579,738	277,619	361,861	1,219,218	(1,219,218)	—
External revenue		6,570,303	1,148,936	557,620	8,276,859	—	8,276,859
Depreciation and amortization		988,647	260,760	65,536	1,314,943	—	1,314,943
Operating income		960,838	22,598	(19,358)	964,078	—	964,078

Finance income and costs, net							(246,117)
Gain related to investments in subsidiaries, associates and joint ventures, net							350,676
Other non-operating income and expense, net							(40,034)

Profit from continuing operations before income tax							1,028,603

Total assets		22,626,393	3,094,795	3,122,979	28,844,167	(3,407,759)	25,436,408
Total liabilities		9,553,776	1,856,430	953,417	12,363,623	(303,668)	12,059,955

20

4.	Operating Segments, Continued

(2) Details of the segment information as of and for the six-month period ended June 30, 2012 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation Adjustments	Consolidated amount
Total revenue	￦	6,994,937	1,412,931	807,762	9,215,630	(1,238,056)	7,977,574
Internal revenue		554,199	321,679	362,178	1,238,056	(1,238,056)	—
External revenue		6,440,738	1,091,252	445,584	7,977,574	—	7,977,574
Depreciation and amortization		806,286	288,979	60,615	1,155,880	—	1,155,880
Operating income(*)		860,665	32,736	21,455	914,856	—	914,856

Finance income and costs, net							(98,879)
Loss related to investments in subsidiaries, associates and joint ventures, net							(45,597)
Other non-operating income and expense, net							(65,056)

Profit from continuing operations before income tax							705,324

Total assets		22,763,618	3,347,834	3,339,487	29,450,939	(3,677,548)	25,773,391
Total liabilities		10,662,153	2,154,859	842,107	13,659,119	(386,372)	13,272,747

(*)	As further described in note 3, the Group adopted amendments to K-IFRS 1001 regarding the presentation of consolidated operating income from the interim period ended September 30, 2012, and retrospectively applied this change in accounting policy for the six-month period ended June 30, 2012. The measurement of segment operating income reported to the Group’s chief operating decision maker has also been changed to be consistent with the way consolidated operating income is now being determined and reported. Consequently, the segment operating income for the six-month period ended June 30, 2012 presented above has been restated to reflect the current basis for determining segment operating income.

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the six-month periods ended June 30, 2013 and 2012.

5.	Restricted Deposits

Deposits which are restricted in use as of June 30, 2013 and December 31, 2012 are summarized as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Short-term financial instruments(*)	￦	87,156	241,587
Long-term financial instruments(*)		95	106
Guarantee deposits		40	40

	￦	87,291	241,733

(*)	Financial instruments include charitable trust fund established by the Group (profits from this charitable fund are donated to charitable institutions and the funds cannot be withdrawn as of June 30, 2013) and guarantees for loans and other similar instruments.

21

6.	Trade and Other Receivables

(1) Details of trade and other receivables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,488,979	(222,896)	2,266,083
Short-term loans		79,653	(1,748)	77,905
Accounts receivable—other		738,083	(68,086)	669,997
Accrued income		10,761	(171)	10,590
Others		1,447	—	1,447

		3,318,923	(292,901)	3,026,022
Non-current assets:
Long-term loans		92,402	(28,748)	63,654
Guarantee deposits		240,121	—	240,121
Long-term accounts receivable—trade		14,455	—	14,455

		346,978	(28,748)	318,230

	￦	3,665,901	(321,649)	3,344,252

(In millions of won)	December 31, 2012
	Gross Amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable—other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable—trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the six-month periods ended June 30, 2013 and 2012 were as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Balance at January 1	￦	300,668	318,820
Increase of bad debt		46,967	41,136
Write-off		(39,337)	(66,347)
Others(*)		13,351	17,876

Balance at June 30	￦	321,649	311,485

(*)	Others include collection of receivables written-off, net exchange difference and changes in consolidation scope.

6.	Trade and Other Receivables, Continued

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,886,111	991,043	1,589,911	976,882
Overdue but not impaired		39,499	1,484	38,590	1,588
Impaired		577,824	169,940	552,816	90,871

		2,503,434	1,162,467	2,181,317	1,069,341
Allowance for doubtful accounts		(222,896)	(98,753)	(213,020)	(87,648)

	￦	2,280,538	1,063,714	1,968,297	981,693

The Group establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013			December 31, 2012
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	￦	5,001	270	4,067	171
1 ~ 3 months		6,888	299	10,264	673
3 ~ 6 months		4,346	266	10,507	101
More than 6 months		23,264	649	13,752	643

	￦	39,499	1,484	38,590	1,588

7.	Inventories

Details of inventories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013				December 31, 2012
	Acquisition cost		Write-down of inventory	Carrying amount	Acquisition cost	Write-down of inventory	Carrying amount
Merchandise	￦	175,416	(1,971)	173,445	230,640	(1,784)	228,856
Finished goods		3,097	(434)	2,663	3,525	(962)	2,563
Work in process		158	—	158	309	—	309
Raw materials and supplies		3,452	(78)	3,374	10,487	(69)	10,418

	￦	182,123	(2,483)	179,640	244,961	(2,815)	242,146

8.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Beneficiary certificates(*)	￦	144,834	56,160
Current portion of long-term investment securities		2,113	3,967

	￦	146,947	60,127

(*) The distributions arising from beneficiary certificates as of June 30, 2013 were accounted for as accrued income.

(2)	Details of long-term investment securities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	514,035	584,035
Unlisted equity securities		94,392	99,643
Equity investments		269,762	223,370

		878,189	907,048
Debt securities:
Public bonds(*1)		369	377
Investment bonds(*2)		47,184	50,254

		47,553	50,631

Total		925,742	957,679
Less current portion of long-term investment securities		(2,113)	(3,967)

Long-term investment securities	￦	923,629	953,712

(*1)	Details of maturity for the public bonds as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Less than 1 year	￦	3	8
1 ~ 5 years		366	369

	￦	369	377

(*2)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of June 30, 2013: ￦18,721 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

9.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

For the year ended December 31, 2012, the Group classified assets and liabilities of a subsidiary, SKY Property Mgmt. Ltd., as held for sale as a result of the Board of Directors’ decision on December 21, 2012 to dispose of the Group’s ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities.

Non-current assets and liabilities held for sale as of December 31, 2012 are as follows:

(In millions of won)
	December 31, 2012
Asset group held-for sale	￦	773,413
Current assets(*1)		69,094
Non-current assets		704,319
Long-term prepaid expense		486,439
Investment property		186,682
Property and equipment		1,566
Other non-current assets		29,632
Liability group held-for-sale		294,305
Current liabilities		51,069
Non-current liabilities		243,236

(*1)	Cash and cash equivalents of ￦ 51,831 million which are included in current assets are recognized as cash outflows from investing activities in the statement of cashflows as the cash equivalents are expected to be recovered through the disposal of assets and liabilities held for sale.

As of December 31, 2012, the assets and liabilities classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

On January 11, 2013, the Group sold the Group’s ownership interests of 27% accounted for as a non-current assets held for sale to SK Innovation Co., Ltd., a related party, and recognized a gain on disposal of a subsidiary of ￦ 140,689 million in profit or loss.

(2)	Investments in associates

The Group entered into agreement to dispose of its ownership interests in SK Fans Co., Ltd., an associate, during the year ended December 31, 2012 and investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦ 7,656 million was recognized.

10.	Business combination

(1)	General information

In January 2013, the Parent Company acquired the ownership interest of 50% of SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through additional purchase of shares and obtained the control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

Prior to the acquisition, the Parent Company owns 50% ownership of SK Marketing & Company Co., Ltd. After obtaining the control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged SK Marketing & Company Co., Ltd.

As the business combination occurred during the six-month period ended June 30, 2013 was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as capital deficit and other capital adjustments.

(2)	Consideration paid and identifiable assets and liabilities transferred

(In millions of won)
	Amount
Consideration paid
Cash and cash equivalents	￦	190,605
Investments in associates (carrying value)		141,534

		332,139

Identifiable assets and liabilities transferred
Cash and cash equivalents	￦	95,800
Trade receivables		132,514
Inventories		3,472
Tangible and intangible assets		68,699
Other assets		457,431
Trade payables		(150,014)
Other liabilities		(337,617)

	￦	270,285

Amount recorded in capital surplus and other capital adjustments	￦	61,854

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)		June 30, 2013			December 31, 2012
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	Korea	—	￦	—	50.0	￦	145,333
SK China Company Ltd.(*2)	China	9.6		39,660	9.6		37,628
SK USA, Inc.	USA	49.0		5,014	49.0		4,580
F&U Credit information Co., Ltd.	Korea	50.0		3,655	50.0		4,011
Korea IT Fund(*3)	Korea	63.3		231,528	63.3		230,016
JYP Entertainment Corporation	Korea	25.5		5,705	25.5		4,232
Konan Technology	Korea	29.5		4,404	29.5		4,835
Etoos Co., Ltd. (*2)	Korea	15.6		12,247	15.6		12,037
Wave City Development Co., Ltd. (*2)	Korea	19.1		—	19.1		—
HanaSK Card Co., Ltd.	Korea	49.0		381,051	49.0		378,457
Daehan Kanggun BcN Co., Ltd.	Korea	29.0		7,982	29.0		7,982
Candle Media Co., Ltd.	Korea	40.9		21,068	40.9		21,935
NanoEnTek, Inc. (*2)	Korea	9.3		9,308	9.3		9,276
UNISK(Beijing) Information Technology Co., Ltd.	China	49.0		7,510	49.0		6,589
SK Industrial Development China Co., Ltd.	Hong Kong	35.0		82,857	35.0		77,967
Packet One Network	Malaysia	27.0		90,486	28.2		88,389
Mobile Money Venture, LLC	USA	50.0		848	50.0		826
SK Technology Innovation Company	Cayman	49.0		65,393	49.0		63,559
LightSquared Inc. (*2)	USA	3.3		—	3.3		—
ViKi, Inc.	USA	24.8		14,515	26.3		15,667
HappyNarae Co., Ltd.	Korea	42.5		13,313	42.5		13,113
SK Hynix Inc.	Korea	21.0		3,616,678	21.1		3,328,245
SK MENA Investment B.V.	Netherlands	32.1		14,651	32.1		13,666
SK Latin America Investment	Spain	32.1		14,608	32.1		13,685
Gemini	Singapore	20.0		4,627	20.0		7,139
SKY Property Mgmt. Ltd.(*4)	Virgin Island	33.0		253,453	—		—
Xinan Tianlong Science and Technology Co., Ltd. (*5)	China	49.0		26,982	—		—
TR Entertainment and others	—	—		137,887	—		121,101

Sub-total				5,065,430			4,610,268

Investments in joint ventures
Dogus Planet, Inc.	Turkey	50.0		20,656	50.0		6,005
PT. Melon Indonesia	Indonesia	49.0		4,347	49.0		4,447
Television Media Korea Ltd.	Korea	51.0		10,649	51.0		11,757

Sub-total				35,652			22,209

Total			￦	5,101,082		￦	4,632,477

11.	Investments in Associates and Joint Ventures, Continued

(*1)	SK Marketing & Company Co., Ltd. was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the six-month period ended June 30, 2013 (Note 10).
(*2)	The Group classified the investments in SK China Company Ltd., Etoos Co., Ltd., Wave City Development Co., Ltd., NanoEnTek, Inc. and LightSquared Inc. as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors even though the Group has less than 20% of equity interests in those investees.
(*3)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*4)	The Group reclassified investment in SKY Property Mgmt. Ltd. as investments in associates from subsidiaries due to partial disposal of its shares.
(*5)	The Group newly acquired this investment during the six-month period ended June 30, 2013.

(2)	There is no joint venture listed publicly and the market price of investments in associates listed publicly as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share and per share data)
	June 30, 2013				December 31, 2012
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
Candle Media Co., Ltd.	￦	957	21,620,360	20,691	858	21,620,360	18,550
NanoEnTek, Inc.		4,940	1,807,130	8,927	3,915	1,807,130	7,075
SK hynix Inc.		31,200	146,100,000	4,558,320	25,750	146,100,000	3,762,075

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of the major investees as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows:

(In millions of won)	As of and for the six-month period ended June 30, 2013
	SK Hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	6,643,860	5,987,868	94,379	158,169	56,418
Non-current assets		13,631,536	297,821	758,161	207,498	232,035
Current liabilities		3,969,989	5,145,399	143,464	—	124,488
Non-current liabilities		5,147,715	449,594	177,113	—	91,470
Revenue		6,713,794	434,887	38,390	2,797	55,277
Profit (loss) from continuing operations		1,125,474	5,309	8,147	2,327	(23,255)
Other comprehensive income (loss)		(201,298)	1,160	—	—	—
Total comprehensive income (loss)		924,176	6,469	8,147	2,327	(23,255)

(In millions of won)	As of and for the year ended December 31, 2012
	SK Hynix Inc.		HanaSK Card Co., Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	5,313,573	7,888,008	195,164	46,872
Non-current assets		13,335,120	296,007	168,182	210,027
Current liabilities		4,441,180	259,659	6	143,936
Non-current liabilities		4,468,071	7,240,140	—	80,896
Revenue		10,162,210	1,012,772	19,444	110,152
Profit (loss) from continuing operations		(158,795)	(29,571)	5,820	(42,830)
Other comprehensive income (loss)		(305,601)	(2,653)	—	2,259
Total comprehensive income (loss)		(464,396)	(32,224)	5,820	(40,571)

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the six-month period ended June 30, 2013 and as of and for the year ended December 31, 2012 are as follows:

(In millions of won)	As of and for six-month period ended June 30, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia
Current assets	￦	20,578	41,538	9,088
Cash and cash equivalents		16,251	38,108	6,834
Non-current assets		4,891	8,514	2,152
Current liabilities		4,786	8,636	2,236
Account payable, other payables and provisions		4,305	7,858	2,236
Non-current liabilities		273	104	81
Account payable, other payables and provisions		—	104	—
Revenue		7,000	1,748	2,977
Depreciation and amortization		(5)	(718)	(211)
Interest income		222	923	148
Interest expense		—	(18)	—
Loss from continuing operations		(2,117)	(12,674)	(599)
Total comprehensive loss		(2,117)	(12,674)	(599)

	As of and for the year ended December 31, 2012
(In millions of won)	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia
Current assets	￦	22,449	7,735	7,770
Cash and cash equivalents		10,562	6,085	6,882
Non-current assets		6,056	7,349	2,265
Current liabilities		5,724	2,970	832
Account payable, other payables and provisions		5,323	2,631	821
Non-current liabilities		199	104	78
Account payable, other payables and provisions		—	104	—
Revenue		12,115	—	1,218
Depreciation and amortization		(2,886)	(864)	(442)
Interest income		758	539	418
Loss from continuing operations		(6,873)	(4,494)	(572)
Total comprehensive loss		(6,873)	(4,494)	(572)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended June 30, 2013
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	190,606	(3,955)	155	(332,139)	—
SK China Company Ltd.		37,628	—	(8,706)	10,738	—	39,660
SK USA, Inc.		4,580	—	94	340	—	5,014
F&U Credit information Co., Ltd.		4,011	—	28	(384)	—	3,655
Korea IT Fund		230,016	—	1,474	38	—	231,528
JYP Entertainment Corporation		4,232	—	1,073	400	—	5,705
Konan Technology		4,835	—	(431)	—	—	4,404
Etoos Co., Ltd.		12,037	—	210	—	—	12,247
Wave City Development Co., Ltd.		—	—	—	—	—	—
HanaSK Card Co., Ltd.		378,457	—	2,010	584	—	381,051
Daehan Kanggun BcN Co., Ltd.		7,982	—	—	—	—	7,982
Candle Media Co., Ltd.		21,935	—	(933)	(22)	88	21,068
NanoEnTek, Inc.		9,276	—	98	(66)	—	9,308
UNISK(Beijing) Information Technology Co., Ltd.		6,589	—	2,338	(1,417)	—	7,510
Packet One Network		88,389	—	1,024	1,073	—	90,486
Mobile Money Venture, LLC		826	—	(20)	39	3	848
SK Technology Innovation Company		63,559	—	(2,711)	4,545	—	65,393
LightSquared Inc.		—	—	—	—	—	—
ViKi, Inc.		15,667	—	(995)	(157)	—	14,515
SK Industrial Development China Co., Ltd.		77,967	—	(797)	5,687	—	82,857
HappyNarae Co., Ltd.		13,113	—	198	2	—	13,313
SK Hynix Inc.		3,328,245	—	230,004	58,429	—	3,616,678
SK MENA Investment B.V.		13,666	—	—	985	—	14,651
SK Latin America Investment		13,685	—	142	781	—	14,608
Gemini		7,139	—	(2,682)	170	—	4,627
SKY Property Mgmt. Ltd.(*2)		—	—	3,905	16,845	232,703	253,453
Xinan Tianlong Science and Technology Co., Ltd.		—	26,982	—	—	—	26,982
TR Entertainment and others		121,101	16,871	(3,622)	875	2,662	137,887

Sub-total		4,610,268	234,459	217,746	99,640	(96,683)	5,065,430

Investments in joint ventures
Dogus Planet, Inc.		6,005	21,428	(6,423)	(354)	—	20,656
PT. Melon Indonesia		4,447	—	(293)	193	—	4,347
Television Media Korea Ltd.		11,757	—	(1,108)	—	—	10,649

Sub-total		22,209	21,428	(7,824)	(161)	—	35,652

Total	￦	4,632,477	255,887	209,922	99,479	(96,683)	5,101,082

11.	Investments in Associates and Joint Ventures, Continued

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the six-month period ended June 30, 2013 (note 10).
(*2)	The Group reclassified the investments in SKY Property Mgmt. Ltd. as investments in associates during the six-month period ended June 30, 2013.

(In millions of won)	For the six-month period ended June 30, 2012
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.	￦	128,320	—	4,897	(266)	—	—	132,951
SK China Company Ltd.		48,488	—	(715)	(204)	—	—	47,569
SK USA, Inc.		4,534	—	260	64	—	—	4,858
F&U Credit information Co., Ltd.		3,565	—	1,129	—	—	—	4,694
Korea IT Fund		230,980	—	(4,253)	320	—	—	227,047
JYP Entertainment Corporation		4,008	—	250	(57)	—	—	4,201
Konan Technology		4,760	—	(850)	—	—	—	3,910
Etoos Co., Ltd.		13,928	—	(1,278)	—	—	—	12,650
Wave City Development Co., Ltd.		1,124	—	(1,124)	—	—	—	—
HanaSK Card Co., Ltd.		396,553	—	(1,448)	14	—	—	395,119
Candle Media Co., Ltd.		11,814	7,412	(1,070)	174	—	—	18,330
NanoEnTek, Inc.		10,470	—	(864)	90	—	—	9,696
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	747	(239)	—	—	6,394
Packet One Network		103,408	—	(9,999)	20	—	—	93,429
Mobile Money Venture, LLC		982	—	(18)	—	—	(11)	953
SK Technology Innovation Company		75,974	—	(3,246)	(25)	—	—	72,703
LightSquared Inc.		49,441	—	(10,571)	1,513	(40,383)	—	—
SK Hynix Inc.		—	3,374,726	(37,865)	6,928	—	—	3,343,789
SK MENA Investment B.V.		—	14,485	7	200	—	—	14,692
TR Entertainment and others		269,782	37,086	(4,317)	(1,162)	—	(12,269)	289,120

Sub-total		1,364,017	3,433,709	(70,328)	7,370	(40,383)	(12,280)	4,682,105
Investments in joint ventures
PT. Melon Indonesia		5,326	—	(304)	(201)	—	—	4,821
Television Media Korea Ltd.		15,262	(1,387)	—	—	—	13,875	27,750

Sub-total		20,588	(1,387)	(304)	(201)	—	13,875	32,571

Total	￦	1,384,605	3,432,322	(70,632)	7,169	(40,383)	1,595	4,714,676

11.	Investments in Associates and Joint Ventures, Continued

(6)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of June 30, 2013 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended June 30, 2013		Accumulated	Period ended June 30, 2013	Accumulated
ULand Company Limited	￦	—	1,703	—	127
Wave City Development Co., Ltd.		(1,169)	579	—	—
Cyworld Holdings Hong Kong and others		—	2,937	—	334

	￦	(1,169)	5,219	—	461

12.	Property and Equipment

(1)	Property and equipment as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013					December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount	Carrying Amount
Land	￦	719,560	—	—	719,560	704,908
Buildings		1,411,483	(531,511)	—	879,972	886,371
Structures		688,904	(335,956)	—	352,948	363,484
Machinery		23,846,068	(17,482,707)	(1,698)	6,361,663	6,316,192
Other		1,475,614	(920,852)	(761)	554,001	637,212
Construction in progress		518,631	—	—	518,631	804,552

	￦	28,660,260	(19,271,026)	(2,459)	9,386,775	9,712,719

(2)	Changes in property and equipment for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Change of consolidation scope	Ending balance
Land	￦	704,908	4,597	(14)	4,877	—	5,192	719,560
Buildings		886,371	45	(99)	11,277	(22,647)	5,025	879,972
Structures		363,484	985	(7)	6,025	(17,539)	—	352,948
Machinery		6,316,192	109,177	(6,914)	920,779	(983,917)	6,346	6,361,663
Other		637,212	443,890	(2,192)	(468,165)	(63,630)	6,886	554,001
Construction in progress		804,552	219,548	(5,695)	(508,064)	—	8,290	518,631

	￦	9,712,719	778,242	(14,921)	(33,271)	(1,087,733)	31,739	9,386,775

12.	Property and Equipment, Continued

(In millions of won)
	For the six-month period ended June 30, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment (*)	Change of consolidation scope	Ending balance
Land	￦	730,361	2	(956)	5,232	—	—	—	734,639
Buildings		989,078	340	(1,178)	5,455	(26,558)	—	—	967,137
Structures		301,115	2,808	(4)	5,615	(17,539)	—	—	291,995
Machinery		5,493,572	112,916	(3,638)	904,156	(856,145)	(107,999)	—	5,542,862
Other		711,461	743,763	(1,422)	(714,884)	(61,228)	(448)	(1,555)	675,687
Construction in progress		805,411	353,580	(811)	(595,113)	—	(4,239)	—	558,828

	￦	9,030,998	1,213,409	(8,009)	(389,539)	(961,470)	(112,686)	(1,555)	8,771,148

(*)	The Group recognized ￦108,899 million of impairment loss on property and equipment in relation to the discontinuance of the Digital Multimedia Broadcasting service and included the amount in profit (loss) from discontinued operation.

13.	Investment Property

(1)	Investment property as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013				December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	2,906	—	2,906	12,638
Buildings		15,572	(2,547)	13,025	14,841

	￦	18,478	(2,547)	15,931	27,479

(2)	Changes in investment property for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended June 30, 2013
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(9,732)	—	2,906
Buildings		14,841	(1,351)	(465)	13,025

	￦	27,479	(11,083)	(465)	15,931

(In millions of won)	For the six-month period ended June 30, 2012
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	23,153	29	—	23,182
Buildings		247,933	(2,627)	(3,787)	241,519

	￦	271,086	(2,598)	(3,787)	264,701

14.	Goodwill

(1)	Goodwill as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		68,989	79,804

	￦	1,733,668	1,744,483

(2)	Details of changes in goodwill for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Beginning balance	￦	1,744,483	1,749,933
Change of consolidation scope		1,660	(9,685)
Impairment loss on goodwill		(9,982)	—
Other decrease		(2,493)	3

	￦	1,733,668	1,740,251

15.	Intangible Assets

(1)	Intangible assets as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013					December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	￦	2,829,204	(1,261,642)	—	1,567,562	1,693,868
Land use rights		43,324	(29,295)	—	14,029	16,062
Industrial rights		86,123	(26,778)	—	59,345	60,104
Development costs		171,665	(147,381)	(11,714)	12,570	13,420
Facility usage rights		142,895	(81,080)	—	61,815	65,340
Customer relations		53,075	(24,456)	—	28,619	48,886
Memberships(*1)		130,288	—	(733)	129,555	118,954
Other(*2)		2,237,337	(1,534,784)	(6,248)	696,305	673,024

	￦	5,693,911	(3,105,416)	(18,695)	2,569,800	2,689,658

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university and the Group in turn is given rights-to-use for a definite number of years.

15.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,693,868	—	—	—	(126,306)	—	—	1,567,562
Land use rights		16,062	1,460	(178)	—	(3,315)	—	—	14,029
Industrial rights		60,104	1,243	(75)	—	(1,859)	—	(68)	59,345
Development costs		13,420	409	—	—	(2,764)	(635)	2,140	12,570
Facility usage rights		65,340	662	(49)	—	(4,138)	—	—	61,815
Customer relations		48,886	283	—	—	(20,550)	—	—	28,619
Memberships		118,954	2,755	(664)	—	—	—	8,510	129,555
Other		673,024	39,751	(270)	101,435	(144,629)	(628)	27,622	696,305

	￦	2,689,658	46,563	(1,236)	101,435	(303,561)	(1,263)	38,204	2,569,800

(In millions of won)
	For the six-month period ended June 30, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*)	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(82,680)	(2,907)	—	1,820,174
Land use rights		19,327	2,382	(80)	—	(3,418)	—	—	18,211
Industrial rights		59,473	3,659	—	477	(2,295)	(6)	(48)	61,260
Development costs		20,961	755	—	—	(3,785)	—	—	17,931
Facility usage rights		69,491	385	(41)	13	(4,062)	—	—	65,786
Customer relations		141,819	145	—	—	(46,756)	—	—	95,208
Memberships		117,711	2,500	(2,942)	—	—	—	(784)	116,485
Other		677,919	31,747	(2,570)	84,455	(141,613)	(9,260)	(1,709)	638,969

	￦	2,995,803	58,232	(5,633)	84,945	(284,609)	(12,173)	(2,541)	2,834,024

(*)	The Group recognized ￦12,101 million of impairment loss on intangible assets in relation to the frequency use rights of the discontinuance of Digital Multimedia Broadcasting service and included the amount in profit (loss) from discontinued operation.

15.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of major intangible assets as of June 30, 2013 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	￦	342,097	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license		57,088	Frequency use rights relating to W-CDMA service	(*2)
800MHz license		324,352	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license		830,498	Frequency use rights relating to LTE service	(*4)
WiBro license		13,527	WiBro service	(*5)
Customer relationships		14,078	Customer relationships related to acquisition of SK Broadband Co., Ltd.	3 months

	￦	1,581,640

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will commence when the Group starts its related commercial LTE services in the second half of year 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Group additionally purchased Wibro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This Wibro license will expire in March 2019.

16.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	June 30, 2013		December 31, 2012
Commercial Paper	Meritz Securities Co., Ltd., etc	2.69~3.10	￦	60,000	130,000
Short-term borrowings	Kookmin Bank, etc.	3.65~6.20		—	470,245
Business cooperation borrowings	The Contents Company Co., Ltd.	6.00		500	—

			￦	60,500	600,245

(2)	Long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	June 30, 2013		December 31, 2012
Bank of Communications (*)	6M Libor + 0.29	Oct. 10, 2013	￦	34,491 (USD 30,000)	32,133 (USD 30,000)
Bank of China (*)	6M Libor + 0.29	Oct. 10, 2013		22,994 (USD 20,000)	21,422 (USD 20,000)
DBS Bank (*)	6M Libor + 0.29	Oct. 10, 2013		28,743 (USD 25,000)	26,778 (USD 25,000)
SMBC (*)	6M Libor + 0.29	Oct. 10, 2013		28,743 (USD 25,000)	26,778 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—	350,000
Korea Development Bank	2.89	Jun. 17, 2013		—	1,762
Korea Development Bank	2.84	Jun. 16, 2014		3,295	4,942
Shinhan Bank	2.84	Jun. 15, 2015		6,848	8,561
Kookmin Bank	2.84	Jun. 15, 2016		9,749	9,749
Kookmin Bank	2.84	Mar. 15, 2017		5,996	5,996
Kookmin Bank	2.84	Mar. 15, 2018		8,600	—

Sub-total				149,459	488,121
Less present value discount on long-term borrowings				—	(1,667)

				149,459	486,454
Less current portion of long-term borrowings				(125,439)	(117,217)

Long-term borrowings			￦	24,020	369,237

(*)	As of June 30, 2013, 6M Libor rate is 0.41%.

16.	Borrowings and Debentures, Continued

(3)	Debentures as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)

	Purpose	Maturity	Annual interest rate (%)	June 30, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	—
Unsecured private bonds		2033	3.22		130,000	—
Unsecured private bonds(*1)		2014	4.86		20,000	20,000
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2013	3.99		150,000	150,000
Unsecured private bonds(*2)		2014	4.53		290,000	290,000
Unsecured private bonds(*2)		2014	4.40		100,000	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	110,000
Unsecured private bonds(*2)		2015	4.14		110,000	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Foreign global bonds		2027	6.63		459,880 (USD 400,000)	428,440 (USD 400,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75		336,605 (USD 220,797)	405,678 (USD 332,528)
Floating rate notes(*3)	Operating fund	2014	3M Libor + 1.60		287,425 (USD250,000)	267,775 (USD 250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20		58,950 (SGD 65,000)	56,906 (SGD 65,000)
Swiss unsecured private bonds		2017	1.75		364,848 (CHF 300,000)	351,930 (CHF 300,000)
Foreign global bonds		2018	2.13		804,790 (USD 700,000)	749,770 (USD 700,000)
Australia unsecured private bonds		2017	4.75		319,575 (AUD 300,000)	— —
Floating rate notes(*3)		2020	3M Libor + 0.88		344,910 (USD 300,000)	— —

Sub-total					6,696,983	5,620,499
Less discounts on bonds					(44,151)	(43,500)

					6,652,832	5,576,999
Less current portion of bonds					(1,245,282)	(597,779)

				￦	5,407,550	4,979,220

16.	Borrowings and Debentures, Continued

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co, Ltd., a subsidiary of the Parent Company.
(*3)	As of June 30, 2013, 3M Libor rate is 0.27%.
(*4)	As of June 30, 2013, SOR rate is 0.23%.
(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of June 30, 2013, fair value of the exchangeable bonds is USD 292,776,822. The exchange price could be adjusted and the exchange price is ￦ 190,006 with the exchange rate of ￦ 1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of June 30, 2013 is 1,607,584 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013, the exchange price has changed from ￦ 197,760 to ￦ 190,006 and the number of common shares that can be exchanged was changed from 2,326,149 shares to 2,421,077 shares due to the payment of periodic dividends. During the six-month period ended June 30, 2013, exchange of bonds in the principal amount of USD 111,731,000 were claimed and the Group granted 813,483 shares of treasury stock. The Group recognized ￦ 37,364 million of financial costs in relation to the exchanged bonds for the six-month period ended June 30, 2013. As of June 30, 2013, the number of common shares that can be exchanged is 1,607,584.

17.	Long-term Payables—other

(1)	Long-term payables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Payables related to acquisition of W-CDMA licenses	￦	547,441	705,605
Other(*)		10,707	9,903

	￦	558,148	715,508

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of June 30, 2013 and December 31, 2012, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows:

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments—other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables—other at the time of acquisition		49,363	197,190	679,453	8,009	934,015
Nominal value		35,067	208,250	671,625	8,650	923,592
Present value discount on long-term payables—other		(3,076)	(10,179)	(64,230)	(641)	(78,126)
Current portion of long-term payables—other		(17,533)	(69,417)	(74,625)	—	(161,575)
Accumulated amortization of present value discount at December 31, 2012		2,693	5,955	12,911	155	21,714

Carrying amount as of December 31, 2012		17,151	134,609	545,681	8,164	705,605
Amortization of present value discount		267	1,663	5,572	105	7,607
Current portion of amortization of present value discount		(161)	(882)	(2,571)	—	(3,614)
Less current portion of long-term payables—other		(17,257)	(68,413)	(73,656)	(2,831)	(162,157)

Carrying amount at June 30, 2013	￦	—	66,977	475,026	5,438	547,441

17.	Long-term Payables—other, Continued

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables—other as of June 30, 2013 is as follows:

(In millions of won)
	Amount
2014	￦	164,458
2015		146,925
2016		77,508
2017 and thereafter		373,125

	￦	762,016

18.	Provisions

Change in provisions for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2013							As of June 30, 2013
	Beginning balance		Increase	Utilization	Reversal	Others	Ending balance	Current	Non- current
Provision for handset subsidy	￦	353,383	2,412	(200,072)	—	—	155,723	136,489	19,234
Provision for restoration		39,895	2,744	(194)	(760)	911	42,596	9,454	33,142
Other provisions		590	—	(90)	(17)	18	501	56	445

	￦	393,868	5,156	(200,356)	(777)	929	198,820	145,999	52,821

(In millions of won)
	For the six-month period ended June 30, 2012							As of June 30, 2012
	Beginning balance		Increase	Utilization	Reversal	Others	Ending balance	Current	Non- current
Provision for handset subsidy	￦	762,238	262,346	(374,143)	—	—	650,441	568,298	82,143
Provision for restoration		36,379	1,652	(360)	—	7,345	45,016	5,176	39,840
Other provisions		942	18	(156)	(87)	(107)	610	69	541

	￦	799,559	264,016	(374,659)	(87)	7,238	696,067	573,543	122,524

The Group has provided handset subsidy for the subscribers who purchase handsets on an installment basis and recognized provision for handset subsidy in accordance with the payment duration as of period end.

19.	Finance Lease Liabilities

(1)	Finance Lease

The Group has leased telecommunication equipment under the finance lease agreement with Cisco Capital Korea and display equipment under the finance lease agreement with Hana Capital. Finance lease liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	20,189	19,904
Long-term finance lease liabilities		12,981	22,036

	￦	33,170	41,940

The Group’s related interest and principal as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013			December 31, 2012
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	21,335	20,189	21,375	19,904
1~5 years		13,348	12,981	22,744	22,036

Sub-total		34,683	33,170	44,119	41,940

Current portion of long-term finance lease liabilities			(20,189)		(19,904)

Long-term finance lease liabilities			12,981		22,036

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year	￦	29,123	399
1~5 years		66,345	940
More than 5 years		59,738	1,154

	￦	155,206	2,493

(3)	Sales and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and expected future lease payments and lease revenues are explained in Note 19-(2).

20.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Present value of defined benefit obligations	￦	293,644	244,866
Fair value of plan assets		(173,889)	(158,345)

	￦	119,755	86,521

(2)	Principal actuarial assumptions as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.28%~4.75%	3.28%~4.75%
Expected rate of salary increase	3.00%~5.81%	3.00%~5.81%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Beginning balance	￦	244,866	188,120
Current service cost		43,731	37,169
Interest cost		4,478	4,101
Remeasurement - Adjustment based on experience		7,852	7,160
Benefit paid		(25,249)	(27,410)
Others(*)		17,966	(2,422)

Ending balance	￦	293,644	206,718

(*)	Others include liabilities of ￦ 14,703 million, transferred due to business combination and transfer to construction in progress during the six-month period ended June 30, 2013 and effects of changes in consolidation scope of ￦ (4,185) million in relation to the disposal of Ntreev Soft Co., Ltd. during the six-month period ended June 30, 2012.

20.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Beginning balance	￦	158,345	102,179
Expected return on plan assets		3,066	1,864
Remeasurement factor of plan assets		958	620
Contributions by employer directly to plan assets		8,016	3,988
Benefit paid		(9,472)	(4,177)
Others(*)		12,976	(78)

Ending balance	￦	173,889	104,396

(*)	Others include assets of ￦ 14,334 million transferred due to business combination and effects of changes in consolidation scope of ￦ (1,312) million during the six-month period ended June 30, 2013.

(5)	Expenses recognized in profit and loss for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Current service cost	￦	43,731	37,169
Interest cost, net		1,412	2,237

	￦	45,143	39,406

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Equity instruments	￦	4,851	1,221
Debt instruments		36,782	34,269
Short-term financial instruments, etc.		132,256	122,855

	￦	173,889	158,345

Actual return on plan assets for the six-month periods ended June 30, 2013 and 2012 amounted to ￦ 4,024 million and ￦ 2,484 million, respectively.

21.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of June 30, 2013 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Oct. 10, 2006	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated long-term borrowings face value of USD 100,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	Credit Agricole Corporate & Investment Bank	Oct. 10, 2006 ~ Oct. 10, 2013
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020

21.	Derivative Instruments, Continued

(2)	As of June 30, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)

	Fair value
	Cash flow hedge					Trading purposes	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Foreign currency translation gain (loss)	Others (*1)
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated long-term borrowings face value of USD 100,000,000)	￦	(1,546)	7	20,170	—	—	18,631
Convertible option(*2) (face amounts of ￦ 50,000 million)		—	—	—	—	404	404
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000,000)		(66,735)	(21,306)	2,329	129,806	—	44,094
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000,000)		4,707	1,503	(2,137)	—	—	4,073
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)		(357)	(113)	1,480	—	—	1,010
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000,000)		(30,017)	(9,583)	40,928	—	—	1,328
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000,000 )		(6,156)	(1,965)	19,731	—	—	11,610
Convertible option(*2) (face amounts of ￦ 50,000 million)		—	—	—	—	87	87

Total assets							81,237

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)		(14,800)	(4,725)	1,296	—	—	(18,229)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)		(1,015)	(324)	(15,942)	—	—	(17,281)

Total liabilities	￦						(35,510)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦ 491 million was accounted for as derivative financial assets.

22.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦ 500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share data)
	June 30, 2013		December 31, 2012
Authorized shares	￦	220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock		44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,233,009)	(2,410,451)
Loss on disposal of treasury stock		(20,212)	(18,855)
Hybrid bond(Note 24)		398,518	—
Others(*2)		(839,320)	(775,464)

	￦	221,864	(288,883)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the six-month period ended June 30, 2013 and the year ended December 31, 2012.

23.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for ￦ 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for ￦ 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦ 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

In addition, the Parent Company granted 813,483 shares of treasury stock for ￦ 177,442 million from May 14, 2013 to June 28, 2013 as a result of exercise of exchange rights by the holders of exchangeable bonds.

As a result of these treasury stock transactions, as of June 30, 2013, the Parent Company has 10,237,229 shares of treasury stock at ￦ 2,233,009 million.

24.	Hybrid Bond

The Parent Company issued hybrid bond at face amount on June 7, 2013 and details as of June 30, 2013 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	400,000

Issuance costs						(1,482)

						398,518

Hybrid bond issued by the Parent Company is classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

25.	Retained Earnings

(1)	Retained earnings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,767	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,525	11,249,758
Unappropriated		527,847	874,899

	￦	12,353,372	12,124,657

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

26.	Reserves

(1)	Details of reserves as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Net change in unrealized fair value of available-for-sale financial assets	￦	155,572	207,063
Net change in other comprehensive income of investments in associates and joint ventures		(75,689)	(175,044)
Net change in unrealized fair value of derivatives		(110,744)	(46,652)
Foreign currency translations differences for foreign operations		3,331	(11,003)

	￦	(27,530)	(25,636)

(2)	Change in reserves for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	Net change in unrealized fair value of available-for- sale financial assets		Net change in other comprehensive income of investment in associates and joint ventures	Net change in unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2012	￦	354,951	(93,598)	(25,099)	23,810	260,064
Changes		(65,359)	6,866	1,797	(1,533)	(58,229)
Tax effect		15,707	269	(883)	—	15,093

Balance at June 30, 2012		305,299	(86,463)	(24,185)	22,277	216,928

Balance at January 1, 2013		207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		(66,893)	99,329	(84,554)	14,334	(37,784)
Tax effect		15,402	26	20,462	—	35,890

Balance at June 30, 2013	￦	155,572	(75,689)	(110,744)	3,331	(27,530)

27.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Operating Expenses:
Communication expenses	￦	17,179	30,939	16,427	33,754
Utilities		50,723	105,421	44,222	88,673
Taxes and dues		5,912	13,582	32,365	63,486
Repair		60,308	124,724	60,884	121,664
Research and development		80,614	162,211	70,620	137,164
Training		8,252	14,640	8,992	15,068
Bad debt for accounts receivables—trade		18,361	30,425	16,874	18,478
Travel		8,641	15,167	7,710	14,795
Supplies and other		39,173	91,220	31,771	53,664

	￦	289,163	588,329	289,865	546,746

28.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Fees revenues	￦	2,105	2,864	497	961
Gain on disposal of property and equipment and intangible assets		2,745	4,754	1,821	2,832
Others		19,532	30,628	5,600	14,068

	￦	24,382	38,246	7,918	17,861

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	628	11,245	441	3,869
Loss on disposal of property and equipment and intangible assets		7,683	13,061	2,962	4,956
Donations		10,493	22,654	28,101	41,008
Bad debt for accounts receivable—other		6,012	16,542	3,353	23,040
Others		6,861	14,778	4,006	10,044

	￦	31,677	78,280	38,863	82,917

29.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	￦	16,456	34,026	24,857	57,253
Dividends		48	10,197	613	22,947
Gain on foreign currency transactions		4,903	7,441	3,527	5,480
Gain on foreign currency translation		3,098	6,038	227	714
Gain on disposal of long-term investment securities		1,093	2,134	6,535	12,947
Gain on settlement of derivatives		—	2,274	8,402	12,694
Gain on valuation of financial asset at fair value through profit or loss		2,427	3,365	823	183
Gain relating to financial liability at fair value through profit or loss		—	—	9,507	5,774

	￦	28,025	65,475	54,491	117,992

29.	Finance Income and Costs, Continued

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Costs:
Interest expense	￦	83,017	172,924	102,404	199,439
Loss on foreign currency transactions		4,249	7,283	4,333	5,516
Loss on foreign currency translation		1,351	5,326	—	527
Loss on disposal of long-term investment securities		4,523	4,713	1,629	9,134
Loss on valuation of derivatives		198	198	443	443
Loss on settlement of derivatives		—	—	1,232	1,232
Loss relating to financial liability at fair value through profit or loss(*)		66,513	104,600	—	—
Other finance costs		2,979	16,548	580	580

	￦	162,830	311,592	110,621	216,871

(*)	Loss relating to financial liability at fair value through profit or loss for the six-month period ended June 30, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and deposits	￦	10,765	22,159	15,812	36,600
Interest income on installment receivables and others		5,691	11,867	9,045	20,653

	￦	16,456	34,026	24,857	57,253

(3)	Details of interest expense included in finance costs for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on bank overdrafts and borrowings	￦	7,307	23,059	44,746	60,293
Interest expense on debentures		66,135	128,299	47,844	100,199
Interest on finance lease liabilities		355	767	702	1,513
Others		9,220	20,799	9,112	37,434

	￦	83,017	172,924	102,404	199,439

29.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three- month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Available-for-sale financial assets	￦	2,979	16,548	580	580
Accounts receivable—trade		18,361	30,425	16,369	18,096
Accounts receivable—other		6,012	16,542	3,353	23,040

	￦	27,352	63,515	20,302	41,716

30.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

31.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	466,644	820,799	248,754	564,576
Dividend on hybrid bond		(1,058)	(1,058)	—	—
Profit for the period on common shares		465,586	819,741	248,754	564,576
Weighted average number of common shares outstanding		69,872,438	69,784,208	69,694,999	69,694,999

Basic earnings per share from continuing operations (In won)	￦	6,663	11,747	3,569	8,101

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	466,644	820,799	143,396	449,820
Dividend on hybrid bond		(1,058)	(1,058)	—	—
Profit for the period on common shares		465,586	819,741	143,396	449,820
Weighted average number of common shares outstanding		69,872,438	69,784,208	69,694,999	69,694,999

Basic earnings per share (In won)	￦	6,663	11,747	2,057	6,454

31.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	Profit attributable to owners of the Parent Company from continuing operation for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company	￦	466,644	820,799	143,396	449,820
Results of discontinued operation attributable to owners of the Parent Company		—	—	105,358	114,756

Profit attributable to owners of the Parent Company from continuing operation	￦	466,644	820,799	248,754	564,576

3)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In shares)	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2013	80,745,711	91/91	181/181	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	91/91	181/181	(11,050,712)	(11,050,712)
Exchange of exchangeable bond	813,483	(*1)	(*2)	177,439	89,209

Number of shares at June 30, 2013	70,508,482			69,872,438	69,784,208

(*1)	During the three-month period ended June 30, 2013, 21 exchange transactions occurred and weighted number of days range from 3/91 to 48/91 based on each exchange date.

(*2)	During the six-month period ended June 30, 2013, 21 exchange transactions occurred and weighted number of days range from 3/181 to 48/181 based on each exchange date.

(In shares)	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2012	80,745,711	91/91	182/182	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	91/91	182/182	(11,050,712)	(11,050,712)

Number of shares at June 30, 2012	69,694,999			69,694,999	69,694,999

31.	Earnings per Share, Continued

(2)	Diluted earnings per share

1) Diluted earnings per share for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	2013 (*)			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Diluted profit attributable to owners of the Parent Company from continuing operations	￦	465,586	819,741	242,811	562,695
Weighted average number of common shares outstanding		69,872,438	69,784,208	72,003,405	72,003,405

Diluted earnings per share from continuing operations (In won)	￦	6,663	11,747	3,372	7,815

Diluted earnings per share attributable to owners of the Parent Company:
Diluted profit attributable to owners of the Parent Company	￦	465,586	819,741	137,453	447,939
Weighted average number of common shares outstanding		69,872,438	69,784,208	72,003,405	72,003,405

Diluted earnings per share (In won)	￦	6,663	11,747	1,909	6,221

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the three and six-month periods ended June 30, 2013 as the effect of exchangeable bond would have been anti-dilutive (the weighted average number of diluted shares of 2,331,858); thus, diluted earnings per share for the three and six-month periods ended June 30, 2013 is the same as basic earnings per share.

2)	Diluted profit attributable to owners of the Parent Company from continuing operations for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won)	2013
	Continuing operations			Total
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company	￦	465,586	819,741	465,586	819,741
Effect of exchangeable bonds		—	—	—	—

Diluted profit attributable to owners of the Parent Company	￦	465,586	819,741	465,586	819,741

31.	Earnings per Share, Continued

(2)	Diluted earnings per share, Continued

(In millions of won)	2012
	Continuing operations			Discontinued operation		Total
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company	￦	248,754	564,576	(105,358)	(114,756)	143,396	449,820
Effect of exchangeable bonds		(5,943)	(1,881)	—	—	(5,943)	(1,881)

Diluted profit attributable to owners of the Parent Company	￦	242,811	562,695	(105,358)	(114,756)	137,453	447,939

3)	Adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In shares)	2013		2012
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Weighted average number of common shares outstanding	69,872,438	69,784,208	69,694,999	69,694,999
Effect of exchangeable bonds(*)	—	—	2,308,406	2,308,406

Adjusted weighted average number of common shares outstanding	69,872,438	69,784,208	72,003,405	72,003,405

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock

(3)	Basic loss per share from discontinued operation

(In millions of won, shares)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Loss from discontinued operation attributable to owners of the Parent Company	￦	—	—	105,358	114,756
Weighted average number of common shares outstanding		69,872,438	69,784,208	69,694,999	69,694,999

Basic loss per share (In won)	￦	—	—	1,512	1,647

Diluted loss per share from discontinued operation is the same as basic loss per share from discontinued operation.

32.	Categories of Financial Instruments

(1)	Financial assets by categories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedging instruments	Total
Cash and cash equivalents	￦	—	—	1,282,743	—	1,282,743
Financial instruments		—	—	396,356	—	396,356
Short-term investment securities		—	146,947	—	—	146,947
Long-term investment securities(*1)		18,721	904,908	—	—	923,629
Accounts receivable—trade		—	—	2,280,538	—	2,280,538
Loans and receivables(*2)		—	—	1,063,714	—	1,063,714
Derivative financial assets(*3)		491	—	—	80,746	81,237

	￦	19,212	1,051,855	5,023,351	80,746	6,175,164

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedging instruments	Total
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable—trade		—	—	1,968,297	—	1,968,297
Loans and receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right), which should be separated from the main contract, could not be separately measured.

32.	Categories of Financial Instruments, Continued

(*2)	Details of loans and receivables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Short-term loans	￦	77,905	84,908
Accounts receivable – other		669,997	582,098
Accrued income		10,590	8,715
Other current assets		1,447	431
Long-term loans		63,654	69,299
Guarantee deposits		240,121	236,242

	￦	1,063,714	981,693

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedging instruments	Total
Accounts payable – trade	￦	—	275,004	—	275,004
Derivative financial liabilities		—	—	35,510	35,510
Borrowings		—	209,959	—	209,959
Debentures(*1)		336,605	6,316,227	—	6,652,832
Accounts payable—other and other payables(*2)		—	3,077,999	—	3,077,999

	￦	336,605	9,879,189	35,510	10,251,304

(In millions of won)	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedging instruments	Total
Accounts payable – trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures(*1)		405,678	5,171,321	—	5,576,999
Accounts payable—other and other payables(*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,390	63,599	10,627,667

32.	Categories of Financial Instruments, Continued

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right), which should be separated from the main contract, could not be separately measured.
(*2)	Details of accounts payable and other payables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Accounts payable – other	￦	1,340,397	1,811,038
Withholdings		2,079	1,840
Accrued expenses		954,551	890,863
Current portion of long-term payables—other		182,346	177,870
Long-term payables – other		558,148	715,508
Finance lease liabilities		12,981	22,036
Other non-current liabilities		27,497	27,331

	￦	3,077,999	3,646,486

33.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of June 30, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets		Liabilities
	Foreign currencies	Won translation	Foreign Currencies	Won translation
USD	118,350	136,067	2,146,040	2,467,302
EUR	5,568	8,342	3	5
JPY	64,732	756	—	—
AUD	—	—	297,810	317,242
CHF	—	—	298,336	362,825
SGD	98	89	64,799	58,768
Others	63	48	114	59

		145,302		3,206,201

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 21)

As of June 30, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(33,867)	33,867
EUR		834	(834)
JPY		76	(76)
SGD		1	(1)
Other		(1)	1

	￦	(32,957)	32,957

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of June 30, 2013, available-for-sale equity instruments measured at fair value amount of ￦ 688,081 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of June 30, 2013, floating-rate borrowings and debentures amount to ￦ 691,285 million and ￦ 114,970 million respectively, the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 21) If interest rate only increases (decreases) by 1%, income before income taxes for the six-month period ended June 30, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Cash and cash equivalents	￦	1,282,743	920,125
Financial instruments		396,356	514,561
Available-for-sale financial assets		1,051,855	998,483
Accounts receivable—trade		2,280,538	1,968,297
Loans and receivables		1,063,714	981,693
Derivative financial assets		80,746	61,959
Financial assets at fair value through profit or loss		19,212	16,045

	￦	6,175,164	5,461,163

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the six-month period ended June 30, 2013, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of June 30, 2013.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are determined to be impaired at the end of the reporting period is stated in Note 29.

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts Payable-trade	￦	275,004	275,004	274,972	33	—
Derivative financial liabilities		35,510	38,631	2,537	36,094	—
Borrowings		209,959	212,640	187,584	25,056	—
Debentures(*1)		6,652,832	8,027,029	1,483,085	4,296,074	2,247,870
Accounts payable-other and others(*2)		3,077,999	3,277,940	2,539,308	507,207	231,425

	￦	10,251,304	11,831,244	4,487,486	4,864,464	2,479,295

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2012.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Liabilities	￦	12,059,955	12,740,777
Equity		13,376,453	12,854,782

Debt-equity ratio		90.16%	99.11%

33.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable—trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of June 30, 2013 are as follows:

Interest rate
Derivative instruments	2.37~3.84%
Borrowings and debentures	3.12~3.36%

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	June 30, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	19,212	19,212	16,045	16,045
Derivative financial assets		80,746	80,746	61,959	61,959
Available-for-sale financial assets		688,081	688,081	765,759	765,759

	￦	788,039	788,039	843,763	843,763

Assets carried at amortized cost
Cash and cash equivalents		1,282,743	1,282,743	920,125	920,125
Available-for-sale financial assets		363,774	363,774	232,724	232,724
Accounts receivable – trade and others		3,344,252	3,344,252	2,949,990	2,949,990
Financial instruments		396,356	396,356	514,561	514,561

	￦	5,387,125	5,387,125	4,617,400	4,617,400

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss		336,605	336,605	405,678	405,678
Derivative financial liabilities		35,510	35,510	63,599	63,599

	￦	372,115	372,115	469,277	469,277

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

(In millions of won)
	June 30, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Liabilities carried at amortized cost
Accounts payable – trade	￦	275,004	275,004	253,884	253,884
Borrowings		209,959	207,481	1,086,699	1,100,464
Debentures		6,316,227	6,460,076	5,171,321	5,461,142
Accounts payable—other and others		3,077,999	3,077,999	3,646,486	3,646,486

	￦	9,879,189	10,020,560	10,158,390	10,461,976

2)	Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of June 30, 2013.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	18,721	491	19,212
Derivative financial assets		—	80,746	—	80,746
Available-for-sale financial assets		514,035	46,174	127,872	688,081
Financial liabilities at fair value through profit or loss		336,605	—	—	336,605
Derivative financial liabilities		—	35,510	—	35,510

There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the six-month period ended June 30, 2013 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Profit (loss) for the period	Other comprehensive income	Disposal	Other	Balance at Jun. 30
Financial assets at fair value through profit or loss	￦	689	—	(198)	—	—	—	491
Available-for-sale financial assets		125,572	1,924	(16,548)	2,135	(11,664)	26,453	127,872

34.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the three and six-month periods ended June 30, 2013 and 2012, and account balances as of June 30, 2013 and December 31, 2012 are as follows:

(1)	Transactions

(In millions of won)	Operating revenue and others
	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Parent Company	￦	746	1,320	202	302
Associates		8,512	14,306	46,008	96,891
Others		36,964	67,223	18,018	32,449

	￦	46,222	82,849	64,228	129,642

(In millions of won)	Operating expense and others
	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Parent Company	￦	8,668	188,534	8,404	166,340
Associates		51,616	71,254	129,622	263,428
Others		465,601	967,877	739,336	1,281,475

	￦	525,885	1,227,665	877,362	1,711,243

Please refer to Note 10 for details of business combination with entities under common control.

(2)	Account balances

(In millions of won)
	Accounts receivable and others			Accounts payable and others
	June 30, 2013		December 31, 2012	June 30, 2013	December 31, 2012
Parent Company	￦	699	310	—	23
Associates		72,880	68,768	7,360	164,783
Others		21,713	55,757	221,720	520,487

	￦	95,292	124,835	229,080	685,293

(3)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensations given to such key management for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	￦	340	1,594	297	8,287
Provision for retirement benefits		97	817	77	643

	￦	437	2,411	374	8,930

35.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦ 14,800 million as of June 30, 2013.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for ￦ 40,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged ￦ 52,000 million of inventory as collateral to Shinhan Bank as of June 30, 2013.

(2)	Guarantee provided

As of June 30, 2013, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,897,196, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

(3)	Contingencies

As of June 30, 2013, the Group paid cumulative amount of ￦ 5,599 million for the closed cases among total compensation of ￦ 6,091 million in relation to the violation of customer’s privacy (plaintiff’s claims of ￦ 24,689 million) by SK Broadband Co., Ltd., a subsidiary of the Parent Company. In addition, the Group has recorded a provision in the amount of ￦ 192 million for pending cases (plaintiff’s claims of ￦ 3,000 million).

As of June 30, 2013, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary of the Parent Company, amounts to ￦ 4,341 million and management does not believe that the ultimate result of these litigations will have a material impact on the Company’s results or financial position.

36.	Discontinued Operation

(1)	Discontinued operation

During the six-month period ended June 30, 2012, SK Telink Co., Ltd., a subsidiary of the Parent Company, ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, etc.

36.	Discontinued Operation, Continued

(2)	Results of discontinued operation

Results of discontinued operation included in the consolidated statements of income for the six-month period ended June 30, 2012 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operations.

(In millions of won)
	June 30, 2012
Results of discontinued operation:
Revenue	￦	1,314
Expense		(147,678)

Operating loss generated by discontinued operation		(146,364)
Income tax benefit		12,660

Loss generated by discontinued operation	￦	(133,704)

Attributable to :
Owners of the Parent Company		114,756
Non-controlling interests		18,948

(3)	Cash flows used in discontinued operation

Cash flows used in discontinued operation for the six-month period ended June 30, 2012 are as follows:

(In millions of won)
	June 30, 2012
Cash flow used in discontinued operation:
Net cash used in operating activities	￦	(1,840)
Net cash provided by investing activities		1,593
Net cash used in financing activities		(29,574)

Net cash used in discontinued operation	￦	(29,821)

37.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	June 30, 2013		June 30, 2012
Interest income	￦	(34,026)	(57,253)
Dividend		(10,197)	(22,947)
Gain on foreign currency translation		(6,038)	(714)
Gain on disposal of long-term investments securities		(2,134)	(12,947)
Gain on settlement of derivatives		(2,274)	(12,694)
Losses (gains) related to investments in subsidiaries, associates and joint ventures, net		(350,676)	45,597
Gain on disposal of property, equipment and intangible assets		(4,754)	(2,832)
Gain on valuation of financial assets at fair value through profit or loss		(3,365)	(183)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(5,774)
Other income		(2,748)	(1,216)
Interest expenses		172,924	199,439
Loss on foreign currency translation		5,326	527
Loss on disposal of long-term investments securities		4,713	9,134
Other finance costs		16,548	580
Loss on valuation of derivatives		198	443
Loss on settlement of derivatives		—	1,232
Income tax expense		214,958	138,023
Provision for retirement benefits		45,143	39,406
Depreciation and amortization		1,391,759	1,249,866
Bad debt expenses for accounts receivable—trade		30,425	18,096
Loss on disposal of property and equipment and intangible assets		13,061	4,956
Loss on impairment of property, equipment and intangible assets		11,245	124,859
Loss on valuation of financial liabilities at fair value through profit or loss		104,600	—
Bad debt for accounts receivable—other		16,542	23,040
Other expenses		4,517	5,601

	￦	1,615,747	1,744,239

37.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	June 30, 2013		June 30, 2012
Accounts receivable – trade	￦	(198,320)	(46,986)
Accounts receivable – other		(36,124)	280,449
Accrued income		63	2,715
Advance payments		(46,357)	20,902
Prepaid expenses		4,530	19,024
Proxy paid V.A.T.		(25,031)	(570)
Inventories		24,521	(46,269)
Long-term accounts receivables—other		—	4,699
Guarantee deposits		9,857	13,837
Accounts payable – trade		25,642	143,264
Accounts payable – other		(323,833)	(338,120)
Advanced receipts		(10,963)	(1,512)
Withholdings		(98,016)	120,170
Deposits received		(718)	(4,097)
Accrued expenses		62,214	187,666
Advanced V.A.T.		59,261	8,219
Unearned revenue		(83,609)	(33,267)
Provisions		(143,560)	(88,311)
Long-term provisions		(53,684)	(18,377)
Plan assets		1,456	189
Retirement benefit payment		(25,249)	(27,410)
Others		(27,774)	1,186

	￦	(885,694)	197,401

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	June 30, 2013		June 30, 2012
Accounts payable—other related to acquisition of tangible assets and others	￦	(307,258)	8,010
Transfer of other tangible assets to construction in progress		485,202	738,175
Transfer of construction in progress to property, equipment and investment in associates		993,267	1,333,288

38.	Subsequent Events

(1)	Interim dividends

On July 25, 2013, the Board of Directors of the Parent Company resolved to pay interim cash dividends of ￦ 1,000 per share totaling ￦ 70,508 million (Market dividend rate: 0.49%). The ex-dividend date was June 30, 2013 and the interim dividends are expected to be paid within twenty days after the date of the Board of Directors’ resolution.

(2)	Agreement of transfer of ownership interests in Loen Entertainment, Inc.

Pursuant to the resolution of the Board of Directors’ meeting held on July 18, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company entered into an agreement to transfer its ownership in 52.6% of ownership interests (13,294,369 shares) of Loen Entertainment, Inc., a subsidiary of SK Planet Co., Ltd., to Star Invest Holdings Limited. Consideration for the transfer amounts to ￦ 265,887 million and the Group’s ownership interests after the transfer will be 15.0%.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2013 and 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of June 30, 2013, the related condensed separate statements of income, comprehensive income for the three and six-month periods ended June 30, 2013 and 2012, the changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Highlights

As discussed in Note 3 to the condensed separate interim financial statements, the Company adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the interim period ended September 30, 2012 and separately presents operating income on the condensed separate statements of income, which is calculated as operating revenue less operating expense. The Company applied this change in accounting policies retrospectively and accordingly restated the comparative information of the condensed separate statement of income for the three and six-month periods ended June 30, 2012.

Other matters

The separate statement of financial position of the Company as of December 31, 2012, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 22, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 7, 2013

This report is effective as of August 7, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(In millions of won)	Note	June 30, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents	27,28	￦	505,804	256,577
Short-term financial instruments	4,27,28		138,500	179,300
Short-term investment securities	6,27,28		61,417	56,401
Accounts receivable—trade, net	5,27,28,29		1,481,362	1,407,206
Short-term loans, net	5,27,28,29		68,359	75,449
Accounts receivable—other, net	5,27,28,29		427,782	383,048
Prepaid expenses			71,738	76,016
Derivative financial assets	16,27,28		18,631	9,656
Inventories, net			10,391	15,995
Non-current assets held for sale	7		2,143	121,337
Advanced payments and other	5,27,28		23,800	8,714

Total Current Assets			2,809,927	2,589,699

Non-Current Assets:
Long-term financial instruments	4,27,28		69	69
Long-term investment securities	6,27,28		666,567	733,893
Investments in subsidiaries and associates	8		8,119,590	7,915,547
Property and equipment, net	9,29		6,865,983	7,119,090
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		2,044,946	2,187,872
Long-term loans, net	5,27,28,29		45,265	49,672
Long-term prepaid expenses			21,177	21,582
Guarantee deposits	4,5,27,28,29		142,616	149,373
Long-term derivative financial assets	16,27,28		62,115	52,303
Deferred tax assets	25		62,682	123,723
Other non-current assets			266	443

Total Non-Current Assets			19,337,512	19,659,803

Total Assets		￦	22,147,439	22,249,502

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of June 30, 2013 and December 31, 2012

(In millions of won)	Note	June 30, 2013		December 31, 2012
Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,27,28	￦	—	330,000
Current portion of long-term debt, net	12,13,27,28		1,062,859	713,072
Accounts payable—other	27,28,29		1,028,928	1,509,456
Withholdings	27,28		456,718	552,380
Accrued expenses	27,28		598,237	600,101
Income tax payable			83,295	52,267
Unearned revenue			230,807	252,298
Provisions	14		145,774	286,819
Advanced receipts			49,344	46,693

Total Current Liabilities			3,655,962	4,343,086

Non-Current Liabilities:
Debentures, net, excluding current portion	12,27,28		4,729,461	3,992,111
Long-term borrowings, excluding current portion	12,27,28		—	348,333
Long-term payables—other	13,27,28		547,441	705,605
Long-term unearned revenue			98,884	160,820
Defined benefit liabilities	15		49,494	34,951
Long-term derivative financial liabilities	16,27,28		35,510	63,599
Long-term provisions	14		44,038	99,355
Other non-current liabilities	27,28,29		123,536	124,594

Total Non-Current Liabilities			5,628,364	5,529,368

Total Liabilities			9,284,326	9,872,454

Equity
Share capital	1,17		44,639	44,639
Capital surplus and other capital adjustments	17,18,19		338,443	(236,160)
Retained earnings	20		12,437,777	12,413,981
Reserves	21		42,254	154,588

Total Equity			12,863,113	12,377,048

Total Liabilities and Equity		￦	22,147,439	22,249,502

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and six-month periods ended June 30, 2013 and 2012

(In millions of won except for per share data)
		June 30, 2013			June 30, 2012
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating revenue:	29
Revenue		￦	3,209,053	6,321,152	3,068,575	6,076,014
Operating expense:	29
Labor cost			131,361	331,266	118,460	288,195
Commissions paid			1,301,196	2,670,696	1,449,868	2,721,222
Depreciation and amortization			506,354	982,718	400,316	801,272
Network interconnection			184,569	360,936	206,661	432,412
Leased lines			106,669	210,705	103,448	210,884
Advertising			75,409	110,078	61,683	97,881
Rent			88,669	174,955	80,967	161,855
Cost of products that have been resold			94,272	173,074	55,310	117,255
Other operating expenses	22		188,316	354,376	198,564	369,075

Sub-total			2,676,815	5,368,804	2,675,277	5,200,051

Operating income	3		532,238	952,348	393,298	875,963
Finance income	24		17,358	44,242	35,099	82,839
Finance costs	24		139,333	253,752	84,925	164,916
Other non-operating income	3,23		13,370	20,343	1,299	6,005
Other non-operating expenses	3,23		26,730	57,301	49,038	78,708
Gain on disposal of investments in subsidiaries and associates	8		—	71,200	—	80,482
Impairment loss on investments in associates	8		—	—	—	72,096

Profit before income tax			396,903	777,080	295,733	729,569

Income tax expense	25		83,472	161,471	64,367	153,231

Profit for the period		￦	313,431	615,609	231,366	576,338

Basic earnings per share (in won)	26	￦	4,471	8,806	3,320	8,269

Diluted earnings per share (in won)	26	￦	4,471	8,806	3,131	7,978

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2013 and 2012

(In millions of won)		June 30, 2013			June 30, 2012
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Profit for the period		￦	313,431	615,609	231,366	576,338

Other comprehensive loss
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	15,20		(2,968)	(5,317)	(1,202)	(5,887)
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	21		(28,921)	(48,242)	(36,577)	(48,276)
Net change in unrealized fair value of derivatives	16,21		(56,642)	(64,092)	17,086	2,763

			(88,531)	(117,651)	(20,693)	(51,400)

Total comprehensive income		￦	224,900	497,958	210,673	524,938

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)
			Capital surplus and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	—	(585,438)	—	(585,438)
Transfer of business		—	—	—	—	—	(144)	—	—	(144)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	576,338	—	576,338
Other comprehensive loss		—	—	—	—	—	—	(5,887)	(45,513)	(51,400)

Balance, June 30, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	11,822,198	274,981	11,905,658

Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(585,438)	—	(585,438)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(1,058)	—	(1,058)
Treasury stock		—	—	177,442	(1,357)	—	—	—	—	176,085
Total comprehensive income
Profit for the period		—	—	—	—	—	—	615,609	—	615,609
Other comprehensive loss		—	—	—	—	—	—	(5,317)	(112,334)	(117,651)

Balance, June 30, 2013	￦	44,639	2,915,887	(2,233,009)	(20,212)	398,518	(722,741)	12,437,777	42,254	12,863,113

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	June 30, 2013		June 30, 2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	615,609	576,338
Adjustments for income and expenses	32		1,396,172	1,136,953
Changes in assets and liabilities related to operating activities	32		(710,472)	119,367

Sub-total			1,301,309	1,832,658
Interest received			11,401	31,315
Dividends received			12,643	25,780
Interest paid			(133,545)	(127,328)
Income tax paid			(29,428)	(227,427)

Net cash provided by operating activities			1,162,380	1,534,998

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	50,179
Decrease in short-term financial instruments, net			40,800	465,500
Collection of short-term loans			170,110	138,028
Proceeds from disposal of long-term investment securities			11,336	14,185
Proceeds from disposal of investments in subsidiaries and associates			—	88,602
Proceeds from disposal of property and equipment			1,511	763
Proceeds from disposal of intangible assets			635	2,195
Proceeds from disposal of non-current assets held for sale			190,393	—
Collection of long-term loans			8,810	5,348
Decrease in other non-current assets, net			177	—

Sub-total			423,772	764,800
Cash outflows for investing activities:
Increase in short-term investment securities, net			(5,000)	—
Increase in short-term loans			(166,592)	(120,000)
Acquisition of long-term investment securities			(3,084)	(3,305)
Acquisition of investments in subsidiaries and associates			(204,043)	(3,082,544)
Acquisition of property and equipment			(927,770)	(1,097,496)
Acquisition of intangible assets			(19,229)	(21,897)
Increase in long-term loans			—	(22)
Cash outflows from transfer of business			—	(3,387)
Increase in other non-current assets, net			—	(19)

Sub-total			(1,325,718)	(4,328,670)

Net cash used in investing activities			(901,946)	(3,563,870)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2013 and 2012

(In millions of won)	Note	June 30, 2013		June 30, 2012
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	40,000	700,000
Proceeds from long-term borrowings			—	1,986,800
Issuance of hybrid bond			398,518	—
Issuance of debenture			1,014,858	369,970
Cash inflows from settlement of derivatives			2,274	1,517

Sub-total			1,455,650	3,058,287
Cash outflows for financing activities:
Repayment of short-term borrowings			(370,000)	(500,000)
Repayment of long-term borrowings			(350,000)	—
Repayment of current portion of long-term debt			(161,575)	(92,158)
Repayment of debentures			—	(372,539)
Payment of cash dividends			(585,437)	(585,437)
Cash outflows from settlement of derivatives			—	(5,415)

Sub-total			(1,467,012)	(1,555,549)

Net cash provided by (used in) financing activities			(11,362)	1,502,738

Net increase in cash and cash equivalents			249,072	(526,134)
Cash and cash equivalents at beginning of the period			256,577	895,558
Effects of exchange rate changes on cash and cash equivalents			155	(46)

Cash and cash equivalents at end of the period		￦	505,804	369,378

See accompanying notes to the condensed separate interim financial statements.

9

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2013, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
National Pension	2,652,949	3.29
Institutional investors and other minority stockholders	47,492,081	58.81
Treasury stock	10,237,229	12.68

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1) Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2012.

10

2.	Basis of Presentation, Continued

(3) Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2013.

(1)	Changes in accounting policies

1) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

2) K-IFRS No.1110, ‘Consolidated Financial Statements’

In its consolidated financial statements, the Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

3) K-IFRS No.1111, ‘Joint Arrangements’

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

11

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

4) K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

5) K-IFRS No. 1019, ‘Employee Benefits’

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

6) K-IFRS No. 1113, ‘Fair Value Measurement’

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(2)	Impact of changes in accounting policies

1) K-IFRS No.1110, ‘Consolidated Financial Statements’

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the separate statement of income.

12

3.	Significant Accounting Policies, Continued

(2)	Impact of changes in accounting policies, Continued

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	June 30, 2012
	Three-month period ended		Six-month period ended
Operating income before adoption of the amendment	￦	345,559	803,260
Differences:
Other non-operating income		—
Gain on disposal of property and equipment and intangible assets		(128)	(358)
Others		(1,171)	(5,647)

		(1,299)	(6,005)
Other non-operating expense
Loss on disposal of property and equipment and intangible assets		1,323	2,085
Impairment loss on property and equipment and intangible assets		15,438	15,438
Donations		28,213	40,482
Bad debt for accounts receivable—other		3,411	19,371
Others		653	1,332

		49,038	78,708

Operating income after adoption of the amendment	￦	393,298	875,963

(3)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013. Impact of these new standards, interpretations and amendments to the separate interim financial statements cannot be measured as of June 30, 2013.

1) K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

13

4.	Restricted Deposits

Deposits which are restricted in use as of June 30, 2013 and December 31, 2012 are summarized as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Short-term financial instruments (*)	￦	83,500	83,500
Long-term financial instruments (*)		69	69
Deposit		40	40

	￦	83,609	83,609

(*)	Financial instruments include charitable trust fund established by the Company. Profits from this charitable fund are donated to charitable institutions. As of June 30, 2013 the funds cannot be withdrawn.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,577,060	(95,698)	1,481,362
Short-term loans		69,348	(989)	68,359
Accounts receivable—other		475,654	(47,872)	427,782
Accrued income		5,302	—	5,302

		2,127,364	(144,559)	1,982,805
Non-current assets:
Long-term loans		68,344	(23,079)	45,265
Guarantee deposits		142,616	—	142,616

		210,960	(23,079)	187,881

	￦	2,338,324	(167,638)	2,170,686

14

5.	Trade and Other Receivables, Continued

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,497,745	(90,539)	1,407,206
Short-term loans		76,471	(1,022)	75,449
Accounts receivable—other		421,695	(38,647)	383,048
Accrued income		4,147	—	4,147

		2,000,058	(130,208)	1,869,850
Non-current assets:
Long-term loans		72,801	(23,129)	49,672
Guarantee deposits		149,373	—	149,373

		222,174	(23,129)	199,045

	￦	2,222,232	(153,337)	2,068,895

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the six-month periods ended June 30, 2013 and 2012 were as follows:

(In millions of won )
	June 30, 2013		June 30, 2012
Balance at January 1	￦	153,337	171,639
Increase of bad debt allowances		32,691	27,925
Reversal of allowances for doubtful accounts		—	(4,475)
Write-offs		(28,014)	(51,203)
Collection of receivables previously written-off		9,624	18,669

Balance at June 30	￦	167,638	162,555

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,172,345	651,870	1,093,481	636,291
Overdue but not impaired		26,891	—	25,502	—
Impaired		377,824	109,394	378,762	88,196

		1,577,060	761,264	1,497,745	724,487
Allowances for doubtful accounts		(95,698)	(71,940)	(90,539)	(62,798)

	￦	1,481,362	689,324	1,407,206	661,689

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

15

5.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Less than 1 month	￦	4,969	3,699
1 ~ 3 months		5,008	3,686
3 ~ 6 months		2,478	9,175
More than 6 months		14,436	8,942

	￦	26,891	25,502

6.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Beneficiary certificates (*)	￦	61,174	56,159
Current portion of long-term investment securities		240	242
Public bonds		3	—

	￦	61,417	56,401

(*)	The distributions arising from beneficiary certificates as of June 30, 2013, were accounted for as accrued income.

(2)	Details of long-term investment securities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	514,035	584,029
Unlisted equity securities		19,111	18,814
Equity investments		114,127	115,120

		647,273	717,963
Debt securities:
Public bonds (*1)		353	356
Investment bonds (*2)		19,181	15,816

		19,534	16,172

Total		666,807	734,135
Less current portion of long-term investment securities		(240)	(242)

Long-term investment securities	￦	666,567	733,893

16

6.	Investment Securities, Continued

(*1)	Details of maturity for the public bonds as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013	December 31, 2012
1 ~ 5 years	353	356

(*2)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of June 30, 2013: ￦ 18,721 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

7.	Non-current Assets Held for Sale

A disposal contract for the Company’s ownership interests in SK Fans Co., Ltd., an associate, has been entered into during the year ended December 31, 2012 and investment in the associate was reclassified to non-current assets held for sale.

Non-current assets held for sale as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Investments in subsidiaries(*)	￦	—	119,194
Investments in associates		2,143	2,143

	￦	2,143	121,337

(*)	For the six-month period ended June 30, 2013, the Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and recognized ￦ 71,200 million of disposal gain.

The assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Investments in subsidiaries	￦	3,476,663	3,315,205
Investments in associates		4,642,927	4,600,342

	￦	8,119,590	7,915,547

17

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013				December 31, 2012
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*1)	72,927,317	100.0		1,538,020	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.(*2)	—	—		—	264,850
SKT Vietnam PTE. Ltd.	180,476,700	73.3		26,264	26,264
SKT Americas, Inc.	122	100.0		76,764	72,786
YTK Investment Ltd.	—	100.0		69,464	69,464
Atlas Investment	—	100.0		59,122	59,122
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

				3,476,663	3,434,399

Non-current assets held for sale				—	(119,194)

			￦	3,476,663	3,315,205

(*1)	The Company acquired additional 50% shares of SK Marketing & Company Co., Ltd., an associate, from SK Innovation Co., Ltd., a related party, and transferred its 100% shares of SK Marketing & Company Co., Ltd. to SK Planet Co., Ltd., and received 12,927,317 of new shares of SK Planet Co., Ltd. as a consideration. The additional interest in SK Planet Co., Ltd is measured at the carrying value of the Company’s investments in SK Marketing & Company Co., Ltd. at the date of transaction.
(*2)	The Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and reclassified carrying value of the ownership interests of ￦ 145,656 million to investments in associates as the Company has less than 50% of the ownership interests.

18

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013				December 31, 2012
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK Marketing & Company Co., Ltd.(*1)	—	—		—	112,531
SK China Company Ltd.(*2)	720,000	9.6		47,830	47,830
SK USA, Inc.	49	49.0		5,498	5,498
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
F&U Credit information Co., Ltd.	300,000	50.0		4,482	4,482
Korea IT Fund(*3)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*2)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.(*2)	1,807,130	9.3		11,000	11,000
Health Connect Co., Ltd.	954,000	49.5		9,540	9,540
UNISK (Beijing) Information Technology Co., Ltd.	49	49.0		4,247	4,247
TR Entertainment	—	42.2		7,560	7,560
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	83,691
Packet One Network	1,153,674	27.0		140,139	140,139
SK Technology Innovation Company	9,800	49.0		85,873	85,873
Lightsquared Inc.(*2,4)	3,387,916	3.3		—	—
SK Hynix Inc.(*5)	146,100,000	21.0		3,374,725	3,374,725
SK MENA Investment B.V.	—	32.1		14,485	14,485
SK Latin America Investment S.A.	—	32.1		14,243	14,243
Gemini	—	20.0		6,108	6,108
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—		44,771	35,311

			￦	4,642,927	4,600,342

(*1)	Increased by ￦ 190,606 million as the Company acquired 50% shares from SK Innovation Co., Ltd., a related party, during the six-month period ended June 30, 2013, and the entire ownership interests has been provided to SK Planet Co., Ltd. as a consideration for the investment in kind.
(*2)	Classified as an investment in associate because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*3)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*4)	Recognized the entire amount as impairment loss as recoverable amount is considered to be zero as of December 31, 2012.

19

8.	Investments in Subsidiaries and Associates, Continued

(*5)	The Company’s ownership interests in SK Hynix Inc. decreased as investors of convertible bonds issued by SK Hynix Inc. exercised their conversion rights during the six-month period ended June 30, 2013.

(4)	The market price of investments in listed subsidiaries as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share data)

	June 30, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	￦	5,080	149,638,354	760,163	4,665	149,638,354	698,063

9.	Property and Equipment

(1)	Property and equipment as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013				December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	405,184	—	405,184	395,968
Buildings		1,005,743	(413,241)	592,502	607,973
Structures		688,708	(335,918)	352,790	363,364
Machinery		17,965,558	(13,291,668)	4,673,890	4,532,811
Other		1,277,847	(782,082)	495,765	579,448
Construction in progress		345,852	—	345,852	639,526

	￦	21,688,892	(14,822,909)	6,865,983	7,119,090

(2)	Changes in property and equipment for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	4,596	(14)	4,634	—	405,184
Buildings		607,973	34	(99)	1,803	(17,209)	592,502
Structures		363,364	946	(7)	6,025	(17,538)	352,790
Machinery		4,532,811	26,989	(5,335)	869,288	(749,863)	4,673,890
Other		579,448	434,801	(921)	(468,169)	(49,394)	495,765
Construction in progress		639,526	152,426	(5,695)	(440,405)	—	345,852

	￦	7,119,090	619,792	(12,071)	(26,824)	(834,004)	6,865,983

20

9.	Property and Equipment, Continued

(In millions of won)
	For the six-month period ended June 30, 2012
	Beginning balance		Acquisition (*1)	Disposal	Transfer	Depreciation	Impairment (*2)	Ending balance
Land	￦	409,696	3	(44)	4,400	—	—	414,055
Buildings		676,095	340	(23)	3,308	(20,125)	—	659,595
Structures		300,995	2,808	(4)	5,615	(17,539)	—	291,875
Machinery		3,581,275	53,844	(442)	833,129	(611,833)	(12,531)	3,843,442
Other		640,317	732,880	(1,068)	(715,880)	(46,561)	—	609,688
Construction in progress		651,791	308,886	(810)	(528,639)	—	—	431,228

	￦	6,260,169	1,098,761	(2,391)	(398,067)	(696,058)	(12,531)	6,249,883

(*1)	Acquisition for the six-month period ended June 30, 2012 includes assets transferred of ￦ 1,265 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on property and equipment of ￦ 12,531 million for the six-month period ended June 30, 2012 in relation to the Digital Multimedia Broadcasting service.

10.	Goodwill

Goodwill as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

11.	Intangible Assets

(1)	Intangible assets as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013				December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Frequency use rights	￦	2,829,205	(1,261,643)	1,567,562	1,693,868
Land use rights		31,933	(23,480)	8,453	9,815
Industrial rights		31,977	(22,495)	9,482	9,769
Development costs		111,454	(111,253)	201	665
Facility usage rights		42,250	(26,049)	16,201	16,786
Memberships(*1)		83,083	—	83,083	81,518
Other(*2)		1,556,466	(1,196,502)	359,964	375,451

	￦	4,686,368	(2,641,422)	2,044,946	2,187,872

21

11.	Intangible Assets, Continued

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university and the Company in turn is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,693,868	—	—	—	(126,306)	1,567,562
Land use rights		9,815	913	(50)	—	(2,225)	8,453
Industrial rights		9,769	1,027	(74)	—	(1,240)	9,482
Development costs		665	—	—	—	(464)	201
Facility usage rights		16,786	662	(49)	—	(1,198)	16,201
Memberships		81,518	2,066	(501)	—	—	83,083
Other		375,451	14,561	—	39,984	(70,032)	359,964

	￦	2,187,872	19,229	(674)	39,984	(201,465)	2,044,946

(In millions of won)
	For the six-month period ended June 30, 2012
	Beginning balance		Acquisition (*1)	Disposal	Transfer	Amortization	Impairment loss(*2)	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(82,680)	(2,907)	1,820,174
Land use rights		12,739	1,140	(80)	—	(2,440)	—	11,359
Industrial rights		8,328	3,624	—	—	(1,483)	—	10,469
Development costs		1,186	—	—	—	(1,142)	—	44
Facility usage rights		15,058	385	(41)	13	(1,122)	—	14,293
Memberships		80,607	—	(742)	—	—	—	79,865
Other		357,775	8,298	(1,430)	53,140	(68,874)	—	348,909

	￦	2,364,795	30,106	(2,293)	53,153	(157,741)	(2,907)	2,285,113

(*1)	Acquisition for the six-month period ended June 30, 2012 includes assets transferred of ￦ 200 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on intangible assets of ￦ 2,907 million in relation to the frequency use rights of the discontinued Digital Multimedia Broadcasting service.

22

11.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of frequency usage rights as of June 30, 2013 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	￦	342,097	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license		57,088	Frequency use rights relating to W-CDMA service	(*2)
800MHz license		324,352	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license		830,498	Frequency use rights relating to LTE service	(*4)
WiBro license		13,527	WiBro service	(*5)

	￦	1,567,562

(*1)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Company purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will commence when the Company starts its related commercial LTE services in the second half of year 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Company additionally purchased Wibro license in March 2012. Amortization of this WiBro license commenced when the Company started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This Wibro license will expire in March 2019.

23

12.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	June 30, 2013		December 31, 2012
Kookmin Bank	3.98	Jan. 10, 2013	￦	—	100,000
Woori Bank	4.20	Jan. 10, 2013		—	100,000
CP	2.98	Jan. 14, 2013		—	60,000
	3.05	Jan. 25, 2013		—	20,000
	3.10	Jan. 29, 2013		—	50,000

			￦	—	330,000

(2)	Long-term borrowings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	June 30, 2013	December 31, 2012
Bank of Communications (*)	6M Libor + 0.29	Oct. 10, 2013	￦34,491 (USD 30,000)	32,133 (USD 30,000)
Bank of China(*)	6M Libor + 0.29	Oct. 10, 2013	22,993 (USD 20,000)	21,422 (USD 20,000)
DBS Bank(*)	6M Libor + 0.29	Oct. 10, 2013	28,743 (USD 25,000)	26,778 (USD 25,000)
SMBC(*)	6M Libor + 0.29	Oct. 10, 2013	28,743 (USD 25,000)	26,778 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015	—	350,000

			114,970	457,111
Less present value discount on long-term borrowings			—	(1,668)

			114,970	455,443
Less current portion of bonds			(114,970)	(107,110)

			￦—	348,333

(*)	As of June 30, 2013, 6M Libor rate is 0.41%.

24

12.	Borrowings and Debentures, Continued

(3)	Debentures as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	June 30, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	—
Unsecured private bonds		2033	3.22		130,000	—
Foreign global bonds		2027	6.63		459,880	428,440
					(USD 400,000)	(USD 400,000)
Exchangeable bonds(*3,4)	Refinancing fund	2014	1.75		336,606	405,678
					(USD 220,797)	(USD 332,528)
Floating rate notes(*1)	Operating fund	2014	3M Libor + 1.60		287,425	267,775
					(USD 250,000)	(USD 250,000)
Floating rate notes(*2)		2014	SOR rate + 1.20		58,949	56,906
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		364,848	351,930
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		804,790	749,770
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		319,575	—
					(AUD 300,000)	—
Floating rate notes(*1)		2020	3M Libor + 0.88		344,910	—
					(USD 300,000)	—

					5,556,983	4,480,499
Less discounts on bonds					(41,791)	(40,392)

					5,515,192	4,440,107
Less current portion of bonds					(785,731)	(447,996)

				￦	4,729,461	3,992,111

25

12.	Borrowings and Debentures, Continued

(*1)	As of June 30, 2013, 3M Libor rate is 0.27%.
(*2)	As of June 30, 2013, SOR rate is 0.23%.
(*3)	As of June 30, 2013, exchangeable bonds are classified as financial liabilities at fair value through profit or loss.
(*4)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of June 30, 2013, fair value of the exchangeable bonds is USD 292,776,822. The exchange price could be adjusted and the exchange price is ￦ 190,006 with the exchange rate of ￦ 1,383.40 per USD 1.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of June 30, 2013 is 2,421,077 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013, the exchange price has changed from ￦ 197,760 to ￦ 190,006 and the number of common shares that can be exchanged was changed from 2,326,149 shares to 2,421,077 shares due to the payment of periodic dividends. During the six-month period ended June 30, 2013, exchange of bonds in the principal amount of USD 111,731,000 were claimed and the Company granted 813,483 shares of treasury stock. The Company recognized ￦ 37,364 million of financial costs in relation to the exchanged bonds for the six-month period ended June 30, 2013. As of June 30, 2013, the number of common shares that can be exchanged is 1,607,584.

26

13.	Long-term Payables—other

(1)	As of June 30, 2013 and December 31, 2012, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequencies as follows (Refer to Note 11):

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value at the acquisition date	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payables—other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables—other at the time of acquisition		49,363	197,190	679,453	8,009	934,015
Nominal value at December 31, 2012		35,067	208,250	671,625	8,650	923,591
Present value discount on long-term payables—other		(3,076)	(10,179)	(64,230)	(641)	(78,125)
Current portion of long-term payables—other		(17,533)	(69,417)	(74,625)	—	(161,575)
Accumulated amortization of present value discount at December 31, 2012		2,693	5,955	12,911	155	21,714

Carrying amount as of December 31, 2012		17,151	134,609	545,681	8,164	705,605
Amortization of present value discount		267	1,663	5,572	105	7,607
Current portion of amortization of present value discount		(161)	(882)	(2,571)	—	(3,614)
Less current portion of long-term payables—other		(17,257)	(68,413)	(73,656)	(2,831)	(162,157)

Carrying amount at June 30, 2013	￦	—	66,977	475,026	5,438	547,441

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

27

13.	Long-term Payables—other, Continued

(2)	The repayment schedule of long-term payables—other as of June 30, 2013 is as follows:

(In millions of won)	Amount
2014	￦	164,458
2015		146,925
2016		77,508
2017 and thereafter		373,125

	￦	762,016

14.	Provisions

Change in provisions for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended June 30, 2013						As of June 30, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy	￦	353,383	2,413	(200,072)	—	155,724	136,489	19,235
Provision for restoration		32,791	2,199	(144)	(758)	34,088	9,285	24,803

	￦	386,174	4,612	(200,216)	(758)	189,812	145,774	44,038

(In millions of won)	For the six-month period ended June 30, 2012					As of June 30, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	262,346	(374,143)	650,441	568,298	82,143
Provision for restoration		28,623	8,822	(132)	37,313	4,707	32,606

	￦	790,861	271,168	(374,275)	687,754	573,005	114,749

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

28

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Present value of defined benefit obligations	￦	150,251	133,098
Fair value of plan assets		(100,757)	(98,147)

	￦	49,494	34,951

(2)	Principal actuarial assumptions as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.56%	3.56%
Expected rate of salary increase	5.20%	5.20%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Beginning balance	￦	133,098	95,359
Current service cost		16,843	14,365
Interest cost		2,351	2,169
Remeasurement:
- Adjustment based on experience		8,045	8,380
Benefit paid		(13,554)	(11,113)
Others(*)		3,468	843

Ending balance	￦	150,251	110,003

(*)	Others include transfer to construction in progress and liabilities succeeded in relation to transfer of an executive from affiliates.

29

15.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Beginning balance	￦	98,147	68,619
Expected return on plan assets		1,653	1,044
Contributions to the plan		4,000	1,000
Remeasurement		1,031	614
Benefit paid		(4,074)	(1,636)
Others		—	189

Ending balance	￦	100,757	69,830

(5)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2013		June 30, 2012
Current service cost	￦	16,843	14,365
Net interest cost		698	1,125

	￦	17,541	15,490

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Equity instruments	￦	3,424	55
Debt instruments		24,585	24,199
Short-term financial instruments, etc.		72,748	73,893

	￦	100,757	98,147

Actual return on plan assets for the six-month periods ended June 30, 2013 and 2012 amounted to ￦ 2,684 million and ￦ 1,658 million, respectively.

30

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of June 30, 2013 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Oct. 10, 2006	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated long-term borrowings face value of USD 100,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	Credit Agricole Corporate & Investment Bank	Oct. 10, 2006 ~ Oct. 10, 2013
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000,000)	Foreign currency risk and the interest rate risk	Currency swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020

31

16.	Derivative Instruments, Continued

(2)	As of June 30, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
Hedged item	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*)	Fair value
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated long-term borrowings face value of USD 100,000,000)	(1,546)	7	20,170	—	18,631
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000,000)	(66,735)	(21,306)	2,329	129,806	44,094
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	(357)	(113)	1,480	—	1,010
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000,000)	4,707	1,503	(2,137)	—	4,073
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000,000)	(30,017)	(9,583)	40,928	—	1,328
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000,000 )	(6,156)	(1,965)	19,731	—	11,610

Total assets					80,746

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(14,800)	(4,725)	1,296	—	(18,229)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	(1,015)	(324)	(15,942)	—	(17,281)

Total liabilities					(35,510)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.

32

17.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦ 500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share data)
	June 30, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,233,009)	(2,410,451)
Loss on disposal of treasury stock		(20,212)	(18,855)
Hybrid bond(Note 19)		398,518	—
Others(*2)		(722,741)	(722,741)

	￦	338,443	(236,160)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others represent the difference between net assets and considerations paid in relation to the transfer of Imagine business from SK Planet Co., Ltd., a subsidiary.

There were no changes in share capital for the six-month period ended June 30, 2013 and the year ended December 31, 2012.

18.	Treasury Stock

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for ￦ 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

In addition, the Company acquired 1,250,000 shares of treasury stock for ￦ 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦ 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

In addition, the Company granted 813,483 shares of treasury stock for ￦ 177,442 million from May 14, 2013 to June 28, 2013 as a result of exercise of exchange rights by the holders of exchangeable bonds.

As a result of these treasury stock transactions, as of June 30, 2013, the Company has 10,237,229 shares of treasury stock at ￦ 2,233,009 million.

33

19.	Hybrid Bond

Hybrid bond classified as equity as of June 30, 2013 is as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate (%)		Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	400,000

Issuance costs							(1,482)

							398,518

Hybrid bond issued by the Company is classified as equity as there is no contractual obligation for delivery of financial assets to the underwriter.

(*1)	The Company is able to extend the maturity under the same issuance terms without any notice or announcement.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

20.	Retained Earnings

(1)	Retained earnings as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,766	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,524	11,249,758
Unappropriated		612,253	1,164,223

	￦	12,437,777	12,413,981

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

34

21.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	158,172	206,414
Unrealized fair value of derivatives		(115,918)	(51,826)

	￦	42,254	154,588

(2)	Changes in reserves for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	For the six-month period ended June 30, 2013
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013	￦	206,414	(51,826)	154,588
Changes		(63,643)	(84,554)	(148,197)
Tax effect		15,401	20,462	35,863

Balance at June 30, 2013	￦	158,172	(115,918)	42,254

(In millions of won)	For the six-month period ended June 30, 2012
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2012	￦	352,616	(32,122)	320,494
Changes		(63,689)	3,645	(60,044)
Tax effect		15,413	(882)	14,531

Balance at June 30, 2012	￦	304,340	(29,359)	274,981

35

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Operating Expenses:
Communication expenses	￦	12,775	25,512	15,435	31,606
Utilities		37,401	76,991	33,316	65,316
Taxes and dues		3,395	7,702	30,003	57,413
Repair		48,798	86,850	44,891	84,128
Research and development		56,652	109,351	48,778	92,523
Training		5,350	9,952	6,436	11,195
Bad debt for accounts receivables—trade		11,190	16,365	8,264	8,554
Reversal of allowance for doubtful accounts		—	—	(173)	(4,475)
Other		12,755	21,653	11,614	22,815

	￦	188,316	354,376	198,564	369,075

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	510	858	128	358
Others		12,860	19,485	1,171	5,647

	￦	13,370	20,343	1,299	6,005

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	6,918	11,457	1,323	2,085
Impairment loss on property and equipment and intangible assets		—	—	15,438	15,438
Donations		9,424	21,288	28,213	40,482
Bad debt for accounts receivable—other		5,974	16,326	3,411	19,371
Others		4,414	8,230	653	1,332

	￦	26,730	57,301	49,038	78,708

36

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	￦	8,039	16,471	12,780	33,771
Dividends		65	12,643	613	25,780
Gain on foreign currency transactions		4,599	6,729	2,749	3,900
Gain on foreign currency translation		1,858	1,468	225	267
Gain on valuation of financial asset at fair value through profit or loss		2,427	3,365	823	183
Gain on disposal of long-term investment securities		370	1,292	—	470
Gain on settlement of derivatives		—	2,274	8,402	12,694
Gain on valuation of financial liability at fair value through profit or loss		—	—	9,507	5,774

	￦	17,358	44,242	35,099	82,839

Finance Costs:
Interest expense	￦	69,547	143,098	79,580	150,583
Loss on foreign currency transactions		3,271	5,852	2,477	3,850
Loss on foreign currency translation		—	128	7	117
Loss on disposal of long-term investment securities		1	73	1,629	9,134
Loss on settlement of derivatives		—	—	1,232	1,232
Loss on valuation of financial liability at fair value through profit or loss(*)		66,514	104,601	—	—

	￦	139,333	253,752	84,925	164,916

(*)	Loss relating to financial liability at fair value through profit or loss for the six-month period ended June 30, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and deposits	￦	4,858	9,738	7,365	19,790
Interest income on installment receivables and others		3,181	6,733	5,415	13,981

	￦	8,039	16,471	12,780	33,771

37

24.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on bank overdrafts and borrowings	￦	6,393	18,574	33,807	37,272
Interest expense on debentures		54,553	105,141	38,345	79,247
Others		8,601	19,383	7,428	34,064

	￦	69,547	143,098	79,580	150,583

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2013 and 2012 are as follows.

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable—trade	￦	11,190	16,365	8,264	8,554
Accounts receivable—other		5,974	16,326	3,411	19,371

	￦	17,164	32,691	11,675	27,925

25.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	￦	313,431	615,609	231,366	576,338
Dividend on hybrid bond		(1,058)	(1,058)	—	—
Profit for the period on common shares		312,373	614,551	231,366	576,338
Weighted average number of common shares outstanding		69,872,438	69,784,208	69,694,999	69,694,999

Basic earnings per share (In Won)	￦	4,471	8,806	3,320	8,269

38

26.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In shares)	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2013	80,745,711	91/91	181/181	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	91/91	181/181	(11,050,712)	(11,050,712)
Exchange of exchangeable bonds	813,483	(*1)	(*2)	177,439	89,209

Number of shares at June 30, 2013	70,508,482			69,872,438	69,784,208

(*1)	During the three-month period ended June 30, 2013, 21 exchange transactions occurred and weighted number of days range from 3/91 to 48/91 based on exchange date.
(*2)	During the six-month period ended June 30, 2013, 21 exchange transactions occurred and weighted number of days range from 3/181 to 48/181 based on exchange date.

(In shares)	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2012	80,745,711	91/91	182/182	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	91/91	182/182	(11,050,712)	(11,050,712)

Number of shares at June 30, 2012	69,694,999			69,694,999	69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	2013(*)			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Diluted profit for the period	￦	312,373	614,551	225,423	574,457
Diluted weighted average number of common shares outstanding		69,872,438	69,784,208	72,003,405	72,003,405

Diluted earnings per share (In won)	￦	4,471	8,806	3,131	7,978

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the three and six-month periods ended June 30, 2013 as the effect of exchangeable bond is nil (the weighted average number of diluted shares of 2,331,858); thus, diluted earnings per share for the three and six-month periods ended June 30, 2013 are the same as basic earnings per share.

39

26.	Earnings per Share, Continued

2)	Diluted profit for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	￦	312,373	614,551	231,366	576,338
Loss related to exchangeable bonds		—	—	(5,943)	(1,881)

Diluted profit for the period	￦	312,373	614,551	225,423	574,457

3)	Adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2013 and 2012 are calculated as follows:

(In shares)	2013		2012
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Weighted average number of common shares outstanding	69,872,438	69,784,208	69,694,999	69,694,999
Effect of exchangeable bonds(*)	—	—	2,308,406	2,308,406

Adjusted weighted average number of common shares outstanding	69,872,438	69,784,208	72,003,405	72,003,405

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

27.	Categories of Financial Instruments

(1)	Financial assets by categories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)	June 30, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedging instruments	Total
Cash and cash equivalents	￦	—	—	505,804	—	505,804
Financial instruments		—	—	138,569	—	138,569
Short-term investment securities		—	61,417	—	—	61,417
Long-term investment securities(*1)		18,721	647,846	—	—	666,567
Accounts receivable—trade		—	—	1,481,362	—	1,481,362
Loans and other receivables(*2)		—	—	689,324	—	689,324
Derivative financial assets		—	—	—	80,746	80,746

	￦	18,721	709,263	2,815,059	80,746	3,623,789

40

27.	Categories of Financial Instruments, Continued

(In millions of won)	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedging instruments	Total
Cash and cash equivalents	￦	—	—	256,577	—	256,577
Financial instruments		—	—	179,369	—	179,369
Short-term investment securities		—	56,401	—	—	56,401
Long-term investment securities(*1)		15,356	718,537	—	—	733,893
Accounts receivable—trade		—	—	1,407,206	—	1,407,206
Loans and other receivables(*2)		—	—	661,689	—	661,689
Derivative financial assets		—	—	—	61,959	61,959

	￦	15,356	774,938	2,504,841	61,959	3,357,094

(*1)	Long-term investment securities of which the embedded derivative (conversion right), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.
(*2)	Details of loans and other receivables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Short-term loans	￦	68,359	75,449
Accounts receivable—other		427,782	383,048
Accrued income		5,302	4,147
Long-term loans		45,265	49,672
Guarantee deposits		142,616	149,373

	￦	689,324	661,689

41

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedging instruments	Total
Derivative financial liabilities	￦	—	—	35,510	35,510
Borrowings		—	114,970	—	114,970
Debentures (*1)		336,606	5,178,586	—	5,515,192
Accounts payable – other and others (*2)		—	2,437,037	—	2,437,037

	￦	336,606	7,730,593	35,510	8,102,709

(In millions of won)
	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedging instruments	Total
Derivative financial liabilities	￦	—	—	63,599	63,599
Borrowings		—	785,443	—	785,443
Debentures(*1)		405,678	4,034,429	—	4,440,107
Accounts payable – other and others(*2)		—	3,073,290	—	3,073,290

	￦	405,678	7,893,162	63,599	8,362,439

(*1)	Debentures of which the embedded derivative (conversion right), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.
(*2)	Details of accounts payable and other payables as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Accounts payable—other	￦	1,028,928	1,509,456
Withholdings		3	18
Accrued expenses		598,237	600,101
Current portion of long-term payables—other		162,157	157,965
Long-term payables—other		547,441	705,605
Other non-current liabilities		100,271	100,145

	￦	2,437,037	3,073,290

42

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary foreign currency assets and liabilities as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	36,644		42,131	2,066,949	2,376,371
EUR	5,568		8,342	3	5
JPY	62,646		731	—	—
SGD	98		89	64,799	58,768
AUD	—		—	297,810	317,242
CHF	—		—	298,336	362,824
Others	63		48	113	59

		￦	51,341		3,115,269

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

43

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

As of June 30, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(34,167)	34,167
EUR		833	(833)
JPY		73	(73)
SGD		1	(1)
Other		(1)	1

	￦	(33,261)	33,261

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of June 30, 2013, available-for-sale equity instruments measured at fair value amounts to ￦ 658,599 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of June 30, 2013, floating-rate debentures and borrowings amount to ￦ 691,284 million and ￦ 114,970 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended June 30, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

44

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Cash and cash equivalents	￦	505,804	256,577
Financial instruments		138,569	179,369
Available-for-sale financial assets		709,263	774,938
Accounts receivable - trade		1,481,362	1,407,206
Loans and receivables		689,324	661,689
Derivative financial assets		80,746	61,959
Financial assets at fair value through profit or loss		18,721	15,356

	￦	3,623,789	3,357,094

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the six-month period ended June 30, 2013, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of June 30, 2013.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 24.

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

45

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Contractual maturities of financial liabilities as of June 30, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Derivative financial liabilities	￦	35,510	38,631	2,537	36,094	—
Borrowings		114,970	115,779	115,779	—	—
Debentures (*1)		5,515,192	6,804,874	983,415	3,573,589	2,247,870
Accounts payable - other and others (*2)		2,437,037	2,545,557	1,782,397	525,864	237,296

	￦	8,102,709	9,504,841	2,884,128	4,135,547	2,485,166

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1) Includes estimated interest to be paid and excludes discounts on bonds.

(*2) Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2012.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of June 30, 2013 and December 31, 2012 are as follows:

(In millions of won)
	June 30, 2013		December 31, 2012
Liability	￦	9,284,326	9,872,454
Equity		12,863,113	12,377,048

Debt-equity ratio		72.18%	79.76%

46

28.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Company is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Company uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable—trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Company.

Interest rates used by the Company for the fair value measurement as of June 30, 2013 are as follows:

Interest rate
Derivative instruments	2.37~3.84%
Borrowings and Debentures	3.36%

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	June 30, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	18,721	18,721	15,356	15,356
Derivative financial assets		80,746	80,746	61,959	61,959
Available-for-sale financial assets		658,599	658,599	730,754	730,754

	￦	758,066	758,066	808,069	808,069

Assets carried at amortized cost
Cash and cash equivalents	￦	505,804	505,804	256,577	256,577
Available-for-sale financial assets		50,664	50,664	44,184	44,184
Accounts receivable – trade and others		2,170,686	2,170,686	2,068,895	2,068,895
Financial instruments		138,569	138,569	179,369	179,369

	￦	2,865,723	2,865,723	2,549,025	2,549,025

47

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

(In millions of won)
	June 30, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	336,606	336,606	405,678	405,678
Derivative financial liabilities		35,510	35,510	63,599	63,599

	￦	372,116	372,116	469,277	469,277

Liabilities carried at amortized cost
Borrowings	￦	114,970	114,970	785,443	798,908
Debentures		5,178,586	5,327,074	4,034,429	4,224,907
Accounts payable—other and others		2,437,037	2,437,037	3,073,290	3,073,290

	￦	7,730,593	7,879,081	7,893,162	8,097,105

2)	Fair value hierarchy

The different levels have been defined as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

✓	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of June 30, 2013.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	18,721	—	18,721
Derivative financial assets		—	80,746	—	80,746
Available-for-sale financial assets		514,035	46,174	98,390	658,599
Financial liabilities at fair value through profit or loss		336,606	—	—	336,606
Derivative financial liabilities		—	35,510	—	35,510

There have been no transfers from Level 2 to Level 1 in June 30, 2013 and changes of financial assets classified as Level 3 for the six-month period ended June 30, 2013 are as follows:

(In millions of won)
	Balance at Jan. 1		Other comprehensive income	Disposal	Balance at Jun. 30
Available-for-sale financial assets	￦	100,566	6,336	(8,512)	98,390

48

29.	Transactions with Related Parties

(1)	As of June 30, 2013, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)		Types of business
Ultimate Controlling Entity(*1)	SK Holdings Co., Ltd.	25.2	(*2)	Holding company
Subsidiaries	SK Telink Co., Ltd.	83.5		Telecommunication service
	M&Service Co., Ltd.(*3,4)	100		Data base and internet website service
	SK Communications Co., Ltd.	64.6	(*4)	Internet website services
	PAXNet Co., Ltd.(*5)	—		Internet website services
	Loen Entertainment, Inc.	67.6	(*4)	Release of music disc
	Stonebridge Cinema Fund	57		Investment association
	Commerce Planet Co., Ltd.	100	(*4)	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6		Telecommunication services
	Broadband Media Co., Ltd.(*6)	—		Multimedia TV portal service
	K-net Culture and Contents Venture Fund	59.0	(*4)	Investment association
	Fitech Focus Limited Partnership II	66.7	(*4)	Investment association
	Open Innovation Fund	98.9	(*4)	Investment association
	PS&Marketing Corporation	100		Communications device retail business
	Service Ace Co., Ltd.	100		Customer center management service
	Service Top Co., Ltd.	100		Customer center management service
	Network O&S Co., Ltd.	100		Base station maintenance service
	BNCP Co., Ltd.	100	(*4)	Internet website services
	SK Planet Co., Ltd.	100		Telecommunication services
	Madsmart, Inc.(*7)	—		Application software production
	SK Telecom China Holdings Co., Ltd.	100		Investment association
	SKY Property Mgmt. Ltd.(*5)	—		Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	(*4)	Manufacturing
	SK Global Healthcare Business Group., Ltd.	100		Investment
	SK China Real Estate Co., Ltd.(*5)	—		Investment association
	SK Planet Japan	100	(*4)	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3		Telecommunication service
	SK Planet Global PTE. Ltd.	100.0	(*4)	Digital contents sourcing service
	SKT Americas, Inc.	100		Information gathering and consulting
	SKP America LLC.	100	(*4)	Digital contents sourcing service
	YTK Investment Ltd.	100		Investment association
	Atlas Investment	100		Investment association
	Technology Innovation Partners, L.P.	100	(*4)	Investment association
	SK Telecom China Fund I L.P.	100	(*4)	Investment association

49

29.	Transactions with Related Parties, Continued

(*1)	SK Holdings Co., Ltd. is the Ultimate Controlling Entity because of its de facto control over the Company.
(*2)	The ownership percentage represents parent company’s ownership over the Company.
(*3)	Newly included as subsidiaries during the six-month period ended June 30, 2013.
(*4)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.
(*5)	Excluded as the ownership interests have been disposed for the six-month period ended June 30, 2013.
(*6)	Merged into SK Broadband Co., Ltd. for the six-month period ended June 30, 2013.
(*7)	Merged into SK Planet Co., Ltd. for the six-month period ended June 30, 2013.

(2)	Transactions

(In millions of won)	Operating revenue and others
	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Parent Company	￦	306	502	184	283
Subsidiaries		58,921	99,679	64,701	128,847
Associates		1,490	4,889	44,498	94,516
Others		20,261	38,978	10,207	20,248

	￦	80,978	144,048	119,590	243,894

(In millions of won)	Operating expense and others
	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Parent Company	￦	6,479	184,419	6,471	162,871
Subsidiaries		487,093	973,128	537,114	923,285
Associates		33,251	50,328	116,591	241,446
Others		382,042	519,432	486,123	757,786

	￦	908,865	1,727,307	1,146,299	2,085,388

Operating revenue include commission received in relation to the interconnection charges and satellite lease. Operating expense include commission paid in relation to the service provided by related parties.

50

29.	Transactions with Related Parties, Continued

(3)	Account balances

(In millions of won)	Accounts receivable and others			Accounts payable and others
	June 30, 2013		December 31, 2012	June 30, 2013	December 31, 2012
Parent Company	￦	227	222	—	—
Subsidiaries		28,054	17,329	202,878	385,818
Associates		62,622	63,606	6,615	73,637
Others		11,364	15,122	31,963	189,659

	￦	102,267	96,279	241,456	649,114

(4)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensations given to key management for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013			2012
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	￦	340	1,594	296	8,287
Provision for retirement benefits		97	817	78	643

	￦	437	2,411	374	8,930

30.	Commitments and Contingencies

As of June 30, 2013, the Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,897,196 which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Company provides payment guarantees to the Defense Acquisition Program Administration.

31.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

For the six-month period ended June 30, 2013, the Company recognized lease payment of ￦ 6,851 million relating to the above operating lease agreement and lease revenue of ￦ 4,231 million through a sublease agreement. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	13,910	8,462
1 ~ 5 years		58,208	32,543
More than 5 years		59,738	26,329

	￦	131,856	67,334

51

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income	￦	(16,471)	(33,771)
Dividends		(12,643)	(25,780)
Gain on foreign currency translation		(1,468)	(267)
Gain on valuation of financial assets at fair value through profit or loss		(3,365)	(183)
Gain relating to financial liabilities at fair value through profit or loss		—	(5,774)
Gain on disposal of long-term investments securities		(1,292)	(470)
Gain on settlement of derivatives		(2,274)	(12,694)
Gain on disposal of investments in subsidiaries and associates		(71,200)	(80,482)
Gain on disposal of property and equipment and intangible assets		(858)	(358)
Reversal of allowance for doubtful accounts		—	(4,475)
Other income		(2,315)	(667)
Interest expenses		143,098	150,583
Loss on foreign currency translation		128	117
Loss on disposal of long-term investments securities		73	9,134
Loss on settlement of derivatives		—	1,232
Loss relating to financial liabilities at fair value through profit or loss		104,601	—
Impairment loss on investment in associates		—	72,096
Income tax expense		161,471	153,231
Provision for retirement benefits		17,541	15,490
Depreciation and amortization		1,035,469	854,543
Bad debt for accounts receivable—trade		16,365	8,554
Loss on disposal of property and equipment and intangible assets		11,457	2,085
Impairment loss on property and equipment and intangible assets		—	15,438
Bad debt for accounts receivable—other		16,326	19,371
Other expenses		1,529	—

	￦	1,396,172	1,136,953

52

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Accounts receivable—trade	￦	(89,841)	(57,941)
Accounts receivable—other		(60,610)	335,259
Advance payments		(25,960)	23,878
Prepaid expenses		4,277	10,695
Inventories		5,604	(5,038)
Long-term accounts receivables—other		—	4,699
Long-term prepaid expenses		404	—
Guarantee deposits		9,921	14,135
Accounts payable—other		(173,635)	(278,841)
Advanced receipts		2,650	(1,444)
Withholdings		(95,661)	102,216
Deposits received		(272)	(2,162)
Accrued expenses		4,483	119,296
Unearned revenue		(83,427)	(31,209)
Provisions		(143,489)	(88,299)
Long-term provisions		(53,775)	(15,391)
Plan assets		74	636
Retirement benefit payment		(13,554)	(11,113)
Others		2,339	(9)

	￦	(710,472)	119,367

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Transfer of other property and equipment to construction in progress	￦	483,671	737,947
Transfer of construction in progress to property and equipment		924,076	1,266,586
Accounts payable—other related to acquisition of tangible assets and others		(307,978)	8,010

33.	Subsequent Events

On July 25, 2013, the Board of Directors of the Company resolved to pay interim cash dividends of ￦ 1,000 per share totaling ￦ 70,508 million (Market dividend rate: 0.49%). The ex-dividend date was June 30, 2013 and the interim dividends are expected to be paid within twenty days after the date of the Board of Directors’ resolution.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: September 13, 2013